MANULIFE FINANCIAL CORPORATION

RENEWAL ANNUAL INFORMATION FORM

May 2, 2003

Table of Contents

GLOSSARY	4
FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION	7
FORWARD-LOOKING STATEMENTS	7
THE COMPANY	7
HISTORY AND INCORPORATION	7
PRINCIPAL SUBSIDIARIES	8
CORPORATE STRATEGY	9
GENERAL DEVELOPMENT OF THE BUSINESS	11
BUSINESS OPERATIONS	12
UNITED STATES	12
Investment Platform	12
Individual Wealth Management	13
The Variable Annuity Product Line	13
The 529 Plan Product Line	14
The Private Accounts Product Line	14
Group Pensions	14
Insurance	15
Competition	15
CANADA	16
Individual Wealth Management	16
Group Benefits	16
Individual Insurance	17
Individual Life Centre	17
Affinity Markets	17
Group Pensions	17
Competition	18
ASIA	18
Hong Kong	18
Individual Operations	19
Group Operations	19
Mutual Funds	19
Other Markets	19
Competition	20
JAPAN	20
Competition	21
REINSURANCE	21
Life	22
Structured	22
Property and Casualty	22
Accident	22
Long Term Care	22
Competition	22
INVESTMENT OPERATIONS	23
The Operations	23
INVESTMENTS	23
GENERAL FUND ASSETS	23
BONDS	24
MORTGAGES	25
STOCKS	26
REAL ESTATE	27
POLICY LOANS	27
NON-TRADITIONAL INVESTMENTS	27
IMPAIRED ASSETS	27
SEGREGATED FUNDS	28
MUTUAL FUNDS	28
THIRD PARTY INVESTMENT MANAGEMENT SERVICES	28
SELECTED CONSOLIDATED FINANCIAL INFORMATION	29
MANAGEMENT'S DISCUSSION AND ANALYSIS	29
GOVERNMENT REGULATION	30
CANADA	30
Investment Powers	30
Minimum Continuing Capital and Surplus Requirements	30
Restrictions on Shareholder Dividends and Capital Transactions	31
Appointed Actuary	31
Provincial Insurance Regulation	31
Provincial Securities Laws	31
CompCorp	31
UNITED STATES	31
General Regulation at the State Level	31
Investment Powers	32
Minimum Statutory Surplus and Capital	32
NAIC IRIS Ratios	32
Risk-Based Capital Requirements	33
Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries	33
General Regulation at the Federal Level	33
Securities Law	33
State Guaranty Funds	34
Employee Retirement Income Security Act of 1974, as Amended ("ERISA") Considerations	34
ASIA	34
Hong Kong	34
Japan	35
Restrictions on Shareholder Dividends	35
CONSTRAINTS ON OWNERSHIP OF COMMON SHARES	36
CORPORATE GOVERNANCE OF MANUFACTURERS LIFE	36
LEGAL PROCEEDINGS	36
DIVIDENDS	37
MARKET FOR SECURITIES	37
DIRECTORS AND EXECUTIVE OFFICERS	38
DIRECTORS	38
EXECUTIVE OFFICERS	39
SHARE OWNERSHIP	40
ADDITIONAL INFORMATION	40

GLOSSARY

For the purpose of this Annual Information Form, the term “Company” or “Manulife Financial” refers, at all times prior to September 23, 1999, to The Manufacturers Life Insurance Company (“Manufacturers Life”) and its subsidiaries, and at all times on or after September 23, 1999, to Manulife Financial Corporation and its subsidiaries, including Manufacturers Life.

The following are brief explanations of certain terms as used in this Annual Information Form.

        ACLI (American Council of Life Insurers) — an insurance industry association for life insurance companies in the United States, which works to promote a legislative and regulatory environment favourable to its members, keeps its members informed of internal and external industry developments, and provides information and educational resources to the public.

        annuities — contracts that provide income payments at regular intervals, usually for a specified period (an annuity certain) or for the lifetime of the annuitant (a life annuity) or a combination thereof. Annuity contracts are offered on both an immediate and a deferred basis. Under immediate annuities, the payment of income commences at, or very shortly after, the date of issue of the contract. Under deferred annuity contracts, the payment of income commences on some specified future date, such as five years after the contract is issued. Annuity contracts can be fixed or variable (also see “variable product”).

        Canadian GAAP — Canadian generally accepted accounting principles as promulgated by The Canadian Institute of Chartered Accountants.

        cash value — the gross value for which an in force policy can be surrendered.

        catastrophic excess of loss coverage — a form of reinsurance under which recoveries are available when a given loss exceeds a pre-determined amount or a single event impacts more than a specified minimum number of lives. The reinsurer’s share of such losses is capped at a maximum limit.

        COLI (corporate owned life insurance) — a specialized insurance product which provides tax-efficient funding vehicles for employee deferred compensation programs.

        common investment platform — a common group of investment funds that are offered to the Company’s customers across multiple variable insurance, annuity and pension product lines.

        DALBAR (Dalbar, Inc.) — an independent U.S. company that provides specialized market research, consulting services and computer systems designs.

        endowment insurance — a life insurance policy, which pays the face value at the earlier of death or a fixed maturity date.

        Fraser Group Universe Report — an annual report on pricing, profitability and market share in the Canadian group insurance industry, published by the Fraser Group, an independent Canadian consulting firm.

        general fund — those assets and liabilities which a life insurance company reports on its consolidated balance sheets and for which a life insurance company bears the investment risk. Products treated as part of the general fund include participating whole life insurance, universal life insurance, term insurance, group life and health insurance and fixed-rate insurance, annuity and pension products, as well as reinsurance.

        GIC (guaranteed investment contracts) — certificates of deposit on which guaranteed interest is payable or compounded annually and maturity is a specified term, usually one to five years.

        group life and health insurance — insurance which insures the lives of a group of people (group life) or provides coverage for medical and dental costs, and income replacement for disabilities (group health) to a group of people under a master contract. This type of policy is typically used by employers to provide coverage for their employees.

        ICA — the Insurance Companies Act (Canada), as amended, including the regulations thereunder which apply to all insurance companies that are incorporated under Canadian federal law and to all foreign insurance companies that carry on business in Canada on a branch basis.

        in force — an insurance or annuity contract which has not expired or otherwise been terminated.

        individual life insurance — insurance which pays a stipulated sum in the event of the death of a named individual.

        Letters Patent of Conversion — the letters patent issued under paragraph 237(1)(b) of the ICA to effect the conversion proposal of Manufacturers Life from a mutual company to a company with common shares effective September 23, 1999.

        LIMRA (Life Insurance Marketing Research Association) — an association which supports and enhances the marketing functions of life insurance companies through original research, as well as products and services based on that research.

        MCCSR (Minimum Continuing Capital and Surplus Requirements) — capital and liquidity requirements imposed by OSFI for Canadian federally-regulated life insurance companies.

        Minister of Finance — the Minister of Finance (Canada) or any Minister of State appointed pursuant to the Ministries and Ministers of State Act (Canada) to assist the Minister of Finance and who has been delegated any of the Minister’s powers, duties and functions under the ICA.

        morbidity risk — the risk arising from an insured person’s sickness or accident.

        Morningstar, Inc. — a U.S.-based independent publisher of investment data.

        mortality risk — the risk arising from an insured person’s death.

        NAIC (National Association of Insurance Commissioners) — an association of the chief insurance supervisory officials of each state, territory or possession of the United States.

        OSFI — the Office of the Superintendent of Financial Institutions (Canada), the primary regulator of federal financial institutions and federal pension plans.

        Plan of Demutualization — the plan of demutualization of Manufacturers Life, which, for the purposes of the ICA, constituted a conversion proposal.

        policy loan — a loan made by a life insurance company to a policyholder based on the security of the cash value of a policy.

        policyholder — the person who owns an insurance or annuity policy. Although the policyholder is usually the insured, in the case of group insurance, the policyholder is usually the employer, rather than the employees or members of the group.

        preferred underwriting — a form of underwriting designed to provide insurance at a lower cost to persons who exhibit healthier characteristics, with corresponding higher life expectancy. Based on key criteria, the underwriting process identifies applicants who can qualify for preferred rates.

        producer group — groups of agents and brokers who deal collectively with insurance companies in the areas of products, underwriting and compensation. A producer group also offers marketing and sales support to its members, as well as continuing education.

        RRIF (registered retirement income fund) — a fund of undistributed accumulations of retirement savings, within the meaning of the Income Tax Act (Canada).

        RRSP (registered retirement savings plan) — a savings plan for the purpose of providing a retirement income, within the meaning of the Income Tax Act (Canada).

        reinsurance — the acceptance by one or more insurers, called reinsurers, of a portion of the risk underwritten by another insurer which has directly contracted to provide the coverage. The legal rights of the policyholder are not affected by the reinsurance transaction and the insurer issuing the insurance contract remains primarily liable to the policyholder for payment of policy benefits.

        segregated fund — a fund, having its own portfolio of investments, kept separate from the general fund of a life insurance company in connection with one or more insurance policies or annuity contracts under which the company’s liability to the policyholders varies with the performance of the fund (also called a “separate account”). Products for which policyholder funds are invested in segregated funds include variable life insurance and variable annuities and pensions.

        stop loss coverage — a form of reinsurance under which the reinsurer pays some or all of a ceding company’s aggregate retained losses in excess of a predetermined dollar amount or in excess of a percentage of premiums.

        Superintendent — the Superintendent of Financial Institutions (Canada).

        surplus — the excess of assets over liabilities and other obligations in an insurance company’s financial statements calculated in accordance with applicable accounting principles (also referred to as total equity).

        term life insurance — a life insurance policy which pays a stipulated sum on the death of the individual life insured, provided that death occurs within a specified number of years. There is usually no cash value.

        third party administrator — a company that provides administrative support, including regulatory compliance and reporting and document processing, to sponsors of group plans.

        UGMA (Uniform Gift to Minors Act) — a custodial account available in the U.S. that parents can establish for a minor. The account is managed by a custodian other than the parent, otherwise the income is taxable to the parent. The child has the right to the assets, at the age of majority. Investments are usually restricted to life insurance, cash and certificates of deposit.

        underwriting — the process by which an insurance company assesses the risk inherent in an application for insurance prior to acceptance and issuance of the policy.

        universal life insurance — a life insurance policy in which premiums, less expense charges, are credited to a policy account from which periodic charges for life insurance are deducted and to which interest and investment income are credited. Typically, the policyholder can vary the amount and timing of premium payments and change the amount of insurance coverage. Universal life insurance accumulates a cash value.

        UTMA (Uniform Transfer to Minors Act) — similar to the UGMA (defined above), except that the investments are not as restricted and allow for items such as mutual funds, partnerships, bonds and equities.

        variable product — an insurance, annuity or pension product contract for which the reserves and/or benefits may vary in amount with the market value of a specified group of assets held in a segregated fund.

        whole life insurance — a life insurance policy payable upon the death of the insured, with a fixed premium and accumulating cash values. Whole life insurance policies are available in participating or non-participating form.

        401(k) pension product — a product that allows employed individuals to contribute pre-tax income in a retirement savings account which provides for tax-deferred investment accumulation, meeting the requirements of the U.S. Employee Retirement Income Savings Act of 1974, as amended, and the U.S. Department of Labor.

FINANCIAL PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all financial information contained herein is given for Manulife Financial. The Company maintains its financial books and records in Canadian dollars and presents its financial statements in accordance with Canadian GAAP as applied to life insurance enterprises in Canada, including the accounting requirements of the Superintendent.

Unless otherwise indicated, references in this Annual Information Form to “$,” “Cdn.$” or “dollars” are to Canadian dollars. Exchange rates used for currency conversion to Canadian dollars for financial statements in this Annual Information Form are summarized in the following table:

	As at and for the year ended December 31
U.S. dollar	2002	2001	2000

Balance sheet	1.5796	1.5930	1.5000

Statement of operations	1.5705	1.5480	1.4850

Japanese yen

Balance sheet	0	.013302	0	.012157	0	.013120

Statement of operations	0	.012811	0	.012760	0	.013780

Note:	Rates shown are the Canadian dollar price per U.S. dollar and Japanese yen. In accordance with Canadian GAAP, balance sheet amounts are converted at rates on the dates indicated, while statement of operations amounts are converted using the average rate for the period. Rates are based upon noon rates of exchange published by the Bank of Canada.

FORWARD-LOOKING STATEMENTS

This report includes forward-looking statements, which include, among others, statements with respect to the business operations and strategy as well as the financial performance and condition of the Company. These statements generally can be identified by the use of forward-looking words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” or “continue” or the negative thereof or similar variations. These statements involve inherent risks and uncertainties that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include, but are not limited to, general economic conditions worldwide, market factors, including global capital market activity, interest rate and currency value fluctuations, business competition, changes in government regulations or in tax laws, including estate taxes and changes in treatment of dividends, technological changes, changes in consumer demand for our products and services, realizing increased revenue from the expansion and development of distribution channel capacity, our ability to complete strategic acquisitions and to integrate acquisitions, catastrophic events, political conditions and developments and international conflicts including the war on terrorism. Readers are cautioned to consider these and other factors carefully and not to place undue reliance on the Company’s forward-looking statements. The Company does not undertake to update any forward-looking statements.

THE COMPANY

HISTORY AND INCORPORATION

Manulife Financial Corporation (“MFC”) was incorporated under the ICA on April 26, 1999 for the purpose of becoming the holding company of The Manufacturers Life Insurance Company. Manufacturers Life was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada. Pursuant to the provisions of the Canadian and British Insurance Companies Act (Canada), the predecessor legislation to the ICA, Manufacturers Life undertook a plan of mutualization and became a mutual life insurance company on December 19, 1968. As a mutual life insurance company, Manufacturers Life had no common shareholders and its board of directors was elected by its participating policyholders in accordance with the ICA. Pursuant to Letters Patent of Conversion, effective September 23, 1999, Manufacturers Life implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly-owned subsidiary of MFC.

Manulife Financial’s head office is located at 200 Bloor Street East, Toronto, Canada. The Company’s principal office in the United States is located at 38500 North Woodward Avenue, Suite 250, Bloomfield Hills, Michigan, its principal office in Hong Kong is located at Manulife Plaza, the Lee Gardens, 48th Floor, 33 Hysan Avenue, Causeway Bay, its principal office in the Philippines is located at Manulife Centre, Tordesillas corner Gallardo Streets, Salcedo Village, Makati City and its principal office in Japan is located at 4-34-1 Kokuryo-cho Chofu-shi, Tokyo. As at December 31, 2002, Manulife Financial had approximately 13,000 employees worldwide.

PRINCIPAL SUBSIDIARIES

Manulife Financial conducts its business activities through subsidiary companies in Canada, the United States, Hong Kong, Japan, the Philippines, Singapore and Vietnam. The Company operates through branches of subsidiaries in Taiwan and Macau. In Indonesia and China, Manulife Financial operates through joint ventures established with local companies.

Effective January 1, 2002, the Company consolidated its subsidiary structure in the U.S. in order to provide a larger and more efficient operation, as well as providing a single corporate interface for clients and distributors.

The principal subsidiaries of Manulife Financial, including direct and indirect subsidiaries, are shown in the following chart (with their place of incorporation, continuance or organization indicated in brackets following their names):

CORPORATE STRATEGY

Manulife Financial’s overall corporate objective is to continue its record of profitable growth by building on its position as a leading provider of financial protection and wealth management products and services in Canada and the Company’s selected international markets. In pursuing this objective, management seeks to operate Manulife Financial in accordance with certain core values: professionalism; providing real value to its customers; integrity; maintaining financial strength; and being an employer of choice. To realize its objective, Manulife Financial pursues the following specific strategies.

Build on Existing Business Franchises

Management believes that Manulife Financial has built strong platforms for future growth in Canada, the United States and Asia. The Company enjoys recognized financial strength and leadership positions in a number of diverse international markets ranging from developing to mature. Management intends to strengthen the Company’s business franchises in its existing markets and to expand into new markets where management believes that Manulife Financial has a competitive advantage that will enable the Company to establish a leading market position. Management believes that the Asian region’s economic and demographic trends offer excellent medium and long-term growth potential. In 1996, Manulife opened the first foreign joint venture life insurance company in China, with operations in Shanghai. In late 2002, the Company opened a branch in China in Guangzhou. At the same time, it made an application for a second branch operation in Beijing. In 1999, the Company became the first Canadian life insurer with operations in Japan, one of the world’s largest insurance markets. Also in 1999, Manulife became the first foreign insurer to operate in Vietnam with the creation of Manulife (Vietnam) Limited (“Manulife Vietnam”). The Company has also expanded its Asian operations in recent years through acquisitions in the Philippines, Indonesia and Taiwan. The Hong Kong operations were recently expanded with the Company’s entry into the new Mandatory Provident Fund business. Management believes there are also opportunities for growth in North America. Manulife Financial was the first insurer to enter the U.S. college savings plan business in 2001 and, in 2002, the first insurance company to enter the multi-style, managed account market as well as the first to offer this type of product in the financial planner channel.

Deliver Customized and Innovative Products and Services

Management believes that delivering customized and innovative financial protection products and wealth management products and services, which provide sustainable value at competitive prices, will continue to be a growth driver for Manulife Financial. Accordingly, Manulife Financial focuses on understanding customer needs and on developing, maintaining and deepening long-term customer relationships. To address the changing needs of its target customers, the Company has developed the ability to quickly bring new offerings to the marketplace to complement its broad array of products. In Canada, the Manulife Insured Portfolio Funds is a next generation segregated fund product that allows Canadian investors to customize their portfolios to meet their own personal needs and financial goals. Also in Canada, the Company was the first to introduce a single combined personal borrowing and banking account, Manulife One, which provides customers with flexibility in managing their finances as well as the first to offer, through independent financial advisors, a mutual fund investment account giving customers access to multiple investment management firms. In the United States, the Company has expanded the breadth and depth of its product range with enhanced and new products and features in all business lines as well as added new investment offerings and managers to its common investment platform available to its U.S. businesses. In Asia, the Company introduced the first participating life insurance policy to China and the first investment-linked insurance product to Taiwan. Manulife Japan has been a leader in offering innovative products to Japanese consumers, first with its universal life product, ManuFlex, in 2001, and, in 2002, with its variable annuity product, ManuSolution.

Capitalize on Multiple Distribution Channels

Management believes that tailoring the Company’s distribution channels to allow customers in each geographic and product market to purchase the Company’s products and services through their preferred channel will enable Manulife Financial to further penetrate its target markets. In the United States and Canada, the Company has been highly successful in expanding and diversifying its distribution capabilities while at the same time continuing to nurture traditional relationships. The many new relationships established in recent years with national and regional broker-dealers and national and local producer groups have been strong contributors to sales growth in North America. In Canada, the Company has executed several unique strategic alliances with other financial services companies to expand the product portfolio available to its distributors and to broaden distribution of its own products. The new College Savings Plan business has extended the Company’s distribution reach in the United States with 60% of sales coming from producers that had not previously done business with Manulife Financial. In late 2002, Manulife USA announced a distribution agreement with Scudder Investments that management believes will contribute to increased variable annuity sales. In Asia, where it is the norm for agents to represent a single company, the Company sells its products and services through an exclusive agency force. Manulife Financial has significantly expanded its agency force in Asia over the past several years, particularly in new territories. As at December 31, 2002, the Company had approximately 18,000 agents in Asia (excluding Japan), an increase of approximately 14% from the previous year. In Japan, Manulife has expanded its distribution reach through agreements with several banks as well as Nikko Cordial Securities Inc. By offering a diverse range of products and providing ongoing sales and marketing support, Manulife Financial strives to maintain long-term relationships with its agents, brokers and other distributors in each market. The Company expects to continue its strategy of anticipating and responding to changing customer distribution preferences.

Leverage Technology to Enhance Customer and Producer Services

Manulife Financial is committed to the development and leveraging of technology with a focus on e-commerce and the Internet. Technology plays a crucial role in servicing clients and supporting the Company’s distribution partners. New services introduced recently in the United States enable 401(k) pension plan customers to enroll online, 401(k) plan administrators to submit participant contribution files via the Internet, and brokers to submit variable annuity contracts electronically. In Canada, the Company has launched electronic processing for its group pension clients as well as a new Web site serving Group Benefits plan administrators and members. In Asia, Manulife Financial introduced Hong Kong’s first bilingual insurance Web site for agents and launched a Web site for its Vietnamese customers in 2001. Manulife Financial has also invested in technology to realize productivity gains from improved business processes. In 2002, Manulife outsourced the management of its information technology infrastructure and operations, helping the Company deliver improved customer service and significant expense management opportunities as well as providing strategic flexibility to integrate new businesses.

Leverage Successful Strategies across Different Markets

Manulife Financial’s product and geographic diversity positions the Company to transfer products and services, technology, distribution and marketing strategies, and business knowledge from one market to other markets. Management believes that the ability to leverage across markets enables the Company to capitalize quickly on emerging economic and demographic trends. In Japan, the Company recently introduced universal life insurance and variable annuities leveraging from its expertise with these products in Canada and the United States. The Japanese market is among the largest in the world but is a market that currently suffers from limited product choice. Other recent initiatives include introducing product features and marketing approaches from the U.S. pension product market to the Canadian market, and building on U.S. pension product knowledge in developing strategies for the Hong Kong Mandatory Provident Fund pension market launched in 2000.

Implement Strategic Acquisitions

Manulife Financial intends to focus on making strategic acquisitions in the financial services industry that strengthen and complement its core operations and that are priced to provide acceptable financial returns. Management believes it is essential for the Company to participate proactively in the continuing consolidation of the financial services industry, with the objective of increasing Manulife Financial’s overall size and enhancing its market position in internationally diverse markets. The establishment of Manulife Life Insurance Company (“Manulife Japan”), which included the purchase of Daihyaku Mutual Life Insurance Company’s (“Daihyaku”) sales force and operations infrastructure in 1999 and the assumption of Daihyaku’s insurance policies in 2001, provided Manulife Financial with an entry into the largest market in Asia in which it did not already have operations. The Company has also expanded its Asian operations in recent years through acquisitions, including the purchase of Met Life’s and CMG Life Insurance Company, Inc.‘s (“CMG”) operations in the Philippines, the purchase of Principal Financial Group’s business in Indonesia and the purchase of CIGNA Corporation’s operations in Taiwan. In addition, Manulife purchased the interests of its joint venture partners in both Singapore and Vietnam, resulting in both subsidiaries being 100% owned. The Company’s position in the Canadian market has been strengthened with its purchase of Commercial Union Life Assurance Company of Canada (“Commercial Union”) in 2001 and the purchase of Zurich Life Insurance Company of Canada (“Zurich Life”) in March 2002 following its purchase of the group life and health business of Zurich Life in 2001. Management believes that the Company’s experience in executing and implementing strategic acquisitions, together with its management and capital resources, positions Manulife Financial to continue its acquisition program focused on expanding its financial protection and wealth management businesses.

GENERAL DEVELOPMENT OF THE BUSINESS

The Company continued its strong record of growth during the three-year period ended December 31, 2002. During that period, premiums and deposits and shareholders’ net income grew at compound annual growth rates of 13% and 16% respectively, while funds under management and total equity grew at compound annual growth rates of 9% and 11%, respectively.

Manulife Financial has actively participated in the consolidation and globalization of the life insurance industry during the past three years with selective strategic acquisitions and divestitures. In the Philippines, the Company acquired the Philippines life and pension and education operations of CMG in November 2002. In September 2002, Manulife Financial acquired the remaining interest in OUB Manulife Pte. Ltd. from its former joint venture partner, and subsequently renamed the wholly-owned subsidiary, Manulife (Singapore) Pte. Ltd. During 2002, the Company also increased its equity interest in P.T. Asuransi Jiwa Manulife Indonesia from 51% to 71%. On March 25, 2002, Manulife Financial and Zurich North America Canada completed an agreement to transfer all outstanding shares of Zurich Life to Manulife Financial, making Zurich Life a wholly-owned subsidiary of Manulife Financial.

On November 30, 2001, the Company purchased the remaining shares from its joint venture partner in Vietnam and increased its interest in the Vietnam operations from 60% to 100% demonstrating the Company’s commitment to expansion in Vietnam. The Company commenced operations in Vietnam in September 1999 through a joint venture company, Chinfon-Manulife Insurance Company Limited. In November 2001, Chinfon-Manulife Insurance Company Limited was renamed Manulife (Vietnam) Limited.

On August 31, 2001, Manulife Financial acquired The Principal Financial Group in Indonesia, which has provided the Company with opportunities for expansion in the high-potential Indonesian pension industry.

On January 25, 2001, Manulife Financial announced the signing of a definitive agreement between Manulife Japan and the administrators of a local company, Daihyaku, to assume Daihyaku’s existing insurance policies, effective April 2, 2001. In addition, on January 25, 2001, Manulife Financial acquired Daihyaku’s minority interest in Manulife Japan, making Manulife Japan a wholly-owned subsidiary of the Company. With the transfer of Daihyaku’s policies, Manulife Financial added approximately 1.3 million policies, increased its assets by $16.0 billion and enhanced its position in the largest life insurance market in Asia.

The acquisition of the Canadian group life and health insurance operations of Zurich Life completed in April 2001 added approximately $100 million in annualized premiums, while the purchase of Commercial Union’s Canadian operations, also in April 2001, increased funds under management by almost $1.3 billion and positioned the Company as a leader in the Canadian critical illness market.

BUSINESS OPERATIONS

Manulife Financial provides a wide range of financial products and services, including individual life insurance, group life and health insurance, pension products, annuities and mutual funds, to individual and group customers in the United States, Canada and Asia. Manulife Financial also offers reinsurance services, primarily life and accident reinsurance, and provides investment management services with respect to the Company’s general fund assets, segregated fund assets and mutual funds and, in Canada and Asia, to institutional customers.

As at December 31, 2002, Manulife Financial operated in 15 countries and territories worldwide. The Company’s business is organized into five operating divisions, comprised of the U.S., Canadian, Asian, Japan and Reinsurance Divisions. Each division has profit and loss responsibility and develops products, services, distribution and marketing strategies based on the profile of its business and the needs of its market.

SELECTED FINANCIAL STATISTICS BY DIVISION

The following chart provides a break down by operating division of the Company’s total net income, premiums and deposits and funds under management as at and for the year ended December 31, 2002.

Division	Net Income	Premiums and Deposits	Funds Under Management

U.S.	34%	59%	51%
Canadian	27%	20%	23%
Asian	19%	11%	8%
Japan	8%	6%	9%
Reinsurance	13%	4%	3%

UNITED STATES

U.S. Division is organized into three business units: Individual Wealth Management, Group Pensions and Insurance. The Individual Wealth Management business unit markets a range of variable annuity, college savings (“529 Plan”) and personalized managed account investment products to middle- and upper-income individuals. The Group Pensions business unit focuses on providing 401(k) products to small and medium-sized businesses, while the Insurance business unit provides life insurance products to high net-worth individuals. In 2002, Individual Wealth Management, Group Pensions and Insurance accounted for 34%, 52% and 14%, respectively, of U.S. Division’s total premiums and deposits, and accounted for 39%, 34% and 27%, respectively, of the Division’s total funds under management.

U.S. Division principally operates through two insurance subsidiaries, The Manufacturers Life Insurance Company (U.S.A.) (“Manulife U.S.A.”) and The Manufacturers Life Insurance Company of New York (“Manulife New York,”) as well as through Manulife Financial Securities LLC (a registered broker-dealer and registered investment advisor that is wholly-owned by Manulife U.S.A.). In all states except New York, Manulife U.S.A. offers individual life insurance, group pension and annuity products, while Manulife New York offers these products in the State of New York. Manulife Financial Securities LLC distributes 529 Plans and managed account products in all states. U.S. Division consolidated various subsidiaries on January 1, 2002 in order to provide a larger and more efficient operation in the U.S., in addition to providing a simpler corporate interface for clients and distributors.

Investment Platform

Each of Individual Wealth Management, Group Pensions and Insurance offers products that provide customers with variable rate investment returns. Customers are able to invest in segregated funds and are provided tools to assist them to identify an asset mix that best matches their risk and return preferences. In addition, Group Pensions also offers a fixed rate investment return product, providing a guaranteed return over a specified term, regardless of economic or equity market conditions. Insurance also offers products that provide customers with a minimum guaranteed investment return, with an additional return that is determined by the Company and can be adjusted over time.

For its U.S. segregated fund business, Manulife Financial has developed a common investment platform. This platform allows customers to retain their existing investment fund selection when transferring between or purchasing new group pension, variable annuity or insurance products. The common investment platform, offered through the Manufacturers Investment Trust, means that customers need only be familiar with one set of investment funds that accommodates all risk profiles.

Management believes that clients consider the investment performance to be a key criterion in selecting a segregated fund. The Company offers a broad spectrum of diversified domestic and international portfolios that are managed by leading investment companies, selected for their distinctive investment style and expertise. To ensure that its investment platform remains comprehensive, Manulife Financial draws on a variety of internal and external experts to proactively and continually review and adjust its common investment platform selections. The Company “manages the managers” by comparing fund performance to benchmarks, as well as monitoring the managers’ investment processes and risk controls.

For those customers who desire a simplified segregated fund portfolio selection method, the U.S. Division uses the common investment platform to offer a variety of pre-packaged portfolios of investment funds, marketed as the Lifestyle Funds. Each portfolio has been established to match a particular risk profile, ranging from conservative to aggressive.

U.S. Division also offers a retail investment platform that enables smaller 401(k) pension plan sponsors to access well known investment funds that are subject to the same rigorous selection and review process as the common investment platform. To facilitate greater investment flexibility, plan sponsors are able to switch between the retail and the common investment platforms with little restriction.

Individual Wealth Management

Individual Wealth Management offers a variety of products to help customers achieve their personal and family financial goals. A selection of variable annuity products are available to assist individuals reach their retirement objectives, while the growing 529 Plan product line helps clients save for post-secondary education. The newly introduced managed accounts product line offers individuals their own personal investment portfolio, along with investment advice from brand name third-party money managers.

The Manulife Wood Logan wholesaling group (“Manulife Wood Logan”), a marketing unit of Manulife U.S.A., is a leading organization in the broker-dealer distribution channel that provides sales and marketing support for Individual Wealth Management’s variable annuity, 529 Plan and managed account products. Manulife Wood Logan also offers an industry-leading continuing education curriculum to registered representatives.

The Variable Annuity Product Line

Individual Wealth Management’s variable annuity product line offers customers a range of individual annuity products. These products, sold mainly to middle- and upper-income individuals, provide a tax-efficient way to save for retirement or preserve wealth, as earnings on these products are subject to taxation only when withdrawn.

As a leading provider in the variable annuity industry, Manulife Financial’s product offering includes the Venture, Venture III and Venture Vantage products. The Venture product offers customers traditional variable annuity features, such as a minimum death benefit guarantee, no front-end sales costs and a gradually declining surrender charge rate. In addition to these traditional features, the Venture III product offers a shortened surrender charge period for improved investor liquidity, while the Venture Vantage product offers a deposit-driven payment enhancement. These products offer several optional benefits, such as Guaranteed Retirement Income Program II (“GRIP”) and Guaranteed Earnings Multiplier (“GEM”). The GRIP II option provides a predetermined guaranteed future lifetime income or “living benefit,” while the optional GEM provision provides funds to pay taxes triggered at death following favourable investment performance. These options, as well as other optional death benefit provisions, involve additional charges to the customer. A dollar-cost-averaging feature is also offered, enabling pre-authorized periodic transfers from the fixed-rate general fund portfolio to the segregated funds.

Management believes that high quality customer service is critical to developing and maintaining market share in the individual variable annuity market. In recognition of its continued commitment to exceptional service, the business unit was honoured in 2002 with numerous awards for its outstanding service to broker-dealers, wire houses and financial advisors. These awards were received from such prominent organizations as DALBAR and the Operations Managers Roundtable. The business unit has a proven history of providing exceptional service to its contract holders and distribution partners.

Management’s strategy for continued growth in the individual variable annuities business line focuses on the promotion of newly developed products, strong customer service and expanding distribution. A new Scudder Investments distribution relationship commenced in October 2002 through the launch of the Scudder Wealthmark private label product line. This new relationship immediately expanded the Company’s access to the variable annuity market. In 2002, the Venture III product continued to be very well received, while service levels were enhanced with the implementation of various new Web-based tools that expanded on-line service offerings and increased information access and data management capabilities within a client self-service approach.

The 529 Plan Product Line

Individual Wealth Management’s 529 Plan product line offers a selection of education savings products aimed at middle-income and high net-worth individuals. Sponsored by the University of Alaska as trustee and administered by T. Rowe Price, the 529 Plan product line is offered through U.S. Division’s existing distribution networks. Manulife Financial is one of the first companies to offer a nationally distributed multi-managed college savings product to financial intermediaries and, at U.S. $250,000, has one of the highest maximum contribution limits.

Management believes that investment variety and flexibility, as well as fund performance, are critical to developing and maintaining market share in the 529 Plan market. As such, Manulife Financial offers clients a multi-managed product platform with various flexible investment options. Prominent fund companies are employed to manage the 529 Plan investment fund portfolios while Manulife Financial works with its partner, T. Rowe Price, to oversee and evaluate the performance of these investment managers.

Management is committed to providing innovative and unique products, as well as strong customer service. During 2002, the Company developed an array of industry unique tools that enable clients to evaluate different post-secondary education plans (e.g. 529 Plan vs. UGMA/UTMA vehicles), perform in-state/out-of-state plan benefit assessments, and examine a variety of investment options and multi-beneficiary scenarios.

The Private Accounts Product Line

Individual Wealth Management’s managed accounts product line (Private Accounts) was introduced in late 2002. This new product line offers high net-worth individuals a personalized investment portfolio and brand name third-party money managers, as well as increased tax efficiency through the ability to customize and diversify their investments.

Manulife Financial is the first insurance company to enter the multi-style managed account market, as well as the first to offer this service in the financial planner channel. Prior to U.S. Division’s entry into the managed accounts market, similar products were primarily distributed through the large wire house firms and frequently required account values well in excess of Manulife Financial’s U.S. $100,000 minimum.

Group Pensions

Group Pensions is ranked the top seller in 401(k) plan sales for the small plan market, as measured by premiums and deposits, new cases and new participants. The business unit offers small and medium-sized businesses (i.e. five to 500 employees) group annuity contracts designed for tax-qualified 401(k) pension plans. The primary 401(k) product offers investment, communication, and record-keeping services with plan administration provided through third party administrators (“TPAs”). Group Pensions also sells products offering “investment services only” intended for distribution through TPAs who provide their own record-keeping services for the 401(k) qualified pension plan market.

Management is committed to delivering quality investment alternatives, participant education and communications, and superior service. In recognition of its commitment in these areas, Group Pensions was honoured with numerous awards in 2002 from such prominent organizations as DALBAR, Plan Sponsor Magazine, and the Profit Sharing/401(k) Council of America. Group Pensions has a proven history of strong commitment to its plan participants, plan sponsors and distribution partners.

The Company’s pension products are marketed by internal sales account executives mainly to TPAs and broker-dealers. TPAs are important both as a distribution channel and as a provider of plan administration services (e.g. regulatory compliance reporting) to plan sponsors. The Company provides support to TPAs in the form of direct data links, training, marketing, educational programs, and access to enhanced e-commerce functionality. Manulife Financial also has an established advisory council of TPAs that provides feedback to the Company on product development and marketing strategies. The broker-dealer channel has grown into an important distribution network for Group Pensions. As part of its commitment to the broker-dealer channel, Group Pensions’ National Support Centre provides additional sales support to brokers primarily as an initial point of contact for new brokers, while the role of Manulife Financial’s Regional Marketing Director is primarily to identify prospective brokers. Group Pensions also provides support to broker-dealers through its broker Web site, which offers a variety of on-line marketing, educational and client/broker-dealer administrative functions.

During 2002, Group Pensions improved its Web-based capabilities to allow for increased participant education, greater client information access, and enhanced service capabilities. Product development included the addition of new funds within the retail investment platform, while distribution networks continued to be cultivated and extended.

Insurance

The Insurance business unit focuses primarily on providing customized financial and estate planning solutions to high net-worth individuals and to other target niches, such as the emerging affluent market and the business insurance market. Insurance has well developed expertise in underwriting mortality risk for the older age market, particularly risks associated with coronary disease, cancer and diabetes. The Company has also developed expertise in the coordination and placement of very large individual insurance policies through its expertise in the affluent older age market. The business unit has pre-arranged reinsurance programs for large individual policies where the insurance needs are above Manulife Financial’s internal retention limits of U.S. $10 million for single lives and U.S. $15 million on survivorship cases.

Manulife Financial primarily offers its clients single and survivorship universal life and variable universal life products, as well as specialized COLI products. The rate of investment return the Company provides clients on universal life policies may change from time to time due to factors such as the investment performance of the Company’s universal life asset portfolio, but is subject to minimum guaranteed rates. Variable universal life products offer clients an opportunity to participate in equity market growth by investing in segregated funds. In recent years, as a result of poor equity market performance, both Manulife Financial and the industry as a whole have seen a significant increase in the popularity of universal life products due to the more stable investment return provided by those products. The attraction of variable universal life offerings has waned. However, as equity markets stabilize and return to normal growth patterns, it is anticipated that demand for variable universal life products will once again increase. COLI products, targeted to medium-sized and large corporations, offer companies tax-efficient funding vehicles for executive deferred compensation programs. These products are predominantly structured around a variable universal life insurance product with the investment options provided by Manulife Financial’s common investment platform.

The Company’s insurance products are sold through a multi-channel strategy that includes traditional independent agents, producer groups, broker-dealers, and banks. Manulife Financial actively develops and maintains its business relationships with these producers by providing technical support, delivery of customized products, advanced marketing, and general sales support. The business unit also provides enhanced support and sales incentives for a segment of its most closely affiliated producers. Over the years, the business unit has consistently broadened its distribution channels by establishing new relationships with broker-dealers, producer groups, and banks.

The business unit has a tradition of being able to rapidly develop and launch innovative products in response to industry and legislative changes. During 2002, to complement its broad range of product offerings, Manulife Financial launched new term, universal life, and variable life insurance products, and became one of the first companies to offer universal life products with lifetime death benefit guarantees in the New York market. In addition to expanding its COLI distribution channels in 2002, service levels were enhanced to improve administrative functionality, client interface, and Web-based offerings.

Competition

Each of the U.S. markets in which the Company operates is highly competitive. Individual Wealth Management’s business environment is characterized by new market entrants and strong competition from both insurance and mutual fund companies. Competition within this market is based on fund performance, investment and product offerings, customer service, and financial strength. Group Pensions’ key competitors are insurance companies, payroll companies and mutual fund firms that compete primarily on the basis of price and the ability to add value for customers. In the individual life insurance market, the Insurance business unit’s competitors vary across product lines, but are primarily other large insurance companies that distribute products through similar channels. Competition in the insurance business is based on the ability to develop and implement new product features, as well as customer service and breadth of distribution channels.

U.S. Division’s competitive strengths include innovation, underwriting expertise, multiple distribution channels and high quality customer service. The Company’s strategy of offering the common investment platform across all of the U.S. business lines, as well as the Company’s financial strength and credit ratings, enhance Manulife Financial’s competitive position.

CANADA

Canadian Division is one of the leading life insurance-based financial services organizations in Canada. Its individual wealth management product offerings include variable and fixed annuities, individual investment and banking products and mutual funds. Individual life insurance products are aimed at middle- and upper-income individuals and business owners. Insurance products are also directly marketed to members of professional, alumni, retiree and other associations and to the customers of financial and retail institutions. Group life, health and pension products and services are marketed to Canadian employers.

Canadian Division is comprised of four business units: Individual Wealth Management, Group Benefits, Individual Insurance, and Group Pensions, which in 2002 accounted for 33%, 37%, 19% and 11%, respectively, of Canadian Division’s premiums and deposits.

Individual Wealth Management

Individual Wealth Management (“IWM”) includes all individual savings and retirement products business including segregated funds and annuities, Manulife Bank of Canada (“Manulife Bank”), Manulife Securities International Ltd. (“MSIL”) and the retail mutual fund business of Elliott & Page Limited (“Elliott &Page”).

IWM offers individual annuities including fixed-rate annuity products, which are supported by the Company’s general fund assets, and variable annuity products, which provide investments in segregated funds. Manulife’s Guaranteed Investment Fund (“GIF”) funds allow investors to customize their portfolios to fit their own personal needs and financial goals through a series of flexible options such as maturity and death benefit guarantees, reset and death benefit options, and an investment line-up that includes 114 funds. IWM also offers immediate annuities and RRIFs providing retirement income for individuals. Including fixed rate annuities, these products are designed to provide individuals with a regular income stream from the funds that they have deposited or that have been deposited on their behalf.

The target market for IWM products is middle- and upper-income individuals, which Canadian Division defines as individuals with an annual family income of more than $80,000. In 2002, Manulife Financial was the number two provider of individual annuities in Canada among insurers, as measured by total premiums, according to information published by LIMRA. IWM held second position in the categories of immediate annuities, payout annuity assets and segregated fund assets as at December 31, 2002, according to LIMRA. Individual annuity products are distributed through independent producers, mutual fund dealers and stockbrokers. The Company had relationships with 7,000 independent advisors, 6,000 general agency brokers and more than 10,000 stockbrokers with investment dealer firms as at December 31, 2002.

Manulife Bank provides integrated lending and investment products to complement and enhance the products offered by Manulife Financial. Manulife Bank’s overall product offerings include bank accounts, GICs, RRSPs, RRSP loans, leverage loans, mortgages and other specialized loan programs.Introduced in 1999, the Manulife One account, the first of its kind in Canada, enables customers to consolidate their personal finances into one home equity line of credit that includes chequing and borrowing accounts, allowing them to pay down their debts sooner. Manulife One is available through a number of channels, but is primarily distributed through independent advisors supported by Manulife Bank’s proprietary sales force of banking consultants.

Elliott & Page Mutual Funds is a family of 33 mutual funds with assets under management of $2.3 billion as at December 31, 2002. Elliott & Page is the 26th largest mutual fund company in Canada as ranked by the Investment Funds Institute of Canada (IFIC). In 2002, more than 5,700 registered financial advisors sold Elliot & Page mutual funds.

Through account representatives, MSIL sells mutual funds for both Manulife Financial and third party mutual fund companies. The products sold by MSIL complement the other investment products within the IWM portfolio. Manulife Financial and third party mutual funds are distributed by approximately 1,100 mutual fund representatives licensed through MSIL.

Group Benefits

Group Benefits offers group life insurance, short- and long-term disability protection and related management services, extended health and hospital coverage, insurance covering medical services and supplies, drug plan coverage, dental insurance and accidental death and dismemberment protection to Canadian businesses of all sizes.

Group Benefits was the third largest provider in Canada with 11.5% of the market share, as reported in the 2001 Fraser Group Universe Report. Canadian Division provides group life and health coverage to nearly 13,000 corporate clients with approximately 1.6 million employees in total.

Canadian Division distributes its group benefits products through multiple distribution channels, with a national network of regional offices serving major centers across Canada. Account executives in each office focus on three market segments: large, medium-sized, and small businesses, as determined by the number of employees. Each account executive works with a network of consultants, brokers and advisors contracted by clients to analyze and recommend an appropriate carrier. Upon completion of a sale, the account executive serves as the primary contact for clients, maintaining long-term relationships that support persistency and growth within Group Benefits’ established block.

Management has been focused on the continuing development of secure Internet site capabilities, helping Group Benefits establish a leadership position in the market. In 2002, Web-based services for plan advisors were introduced, and enhancements were made to the Web sites that serve plan administrators and members.

Individual Insurance

Individual Insurance offers a broad range of products including universal life insurance, term life insurance, participating whole life insurance and living benefits insurance. It focuses on offering a unique combination of innovative products, value-added advice and excellent customer service to continue to increase market share in the middle- and upper-income individual, family and business-owner markets. Individual Insurance encompasses the Individual Life Centre, and Affinity Markets, which markets products directly to consumers through associations or affinity sponsorship.

Individual Life Centre

Manulife Financial’s strategy to offer a wide range of products tailored to specific markets has helped it consistently rank among the top five insurance companies in Canada in each of the past five years based on new premiums on life insurance policies sold in Canada, according to data published by LIMRA as at December 31, 2002. The primary method of distribution for individual life insurance products is through 7,000 independent advisors, 6,000 general agency brokers and more than 10,000 stockbrokers. Manulife Financial’s producers are independent contractors paid by commission who sell both the Company’s products and the products of other life insurance companies. A network of regional offices, which provide product, marketing and sales support, tax and estate planning expertise and financial planning tools, supports producers across Canada.

In addition to strong market share positions across all major individual life insurance product lines, Manulife Financial entered the critical illness insurance market in 2001. After acquiring Commercial Union Life Assurance Company of Canada’s Canadian life insurance operations in early 2001, Manulife Financial repackaged their leading critical illness product and deployed a team of living benefits wholesalers to educate sales representatives on the importance of this growing product line. In March 2002, Manulife acquired Zurich Life. This acquisition has significantly improved operating efficiencies and enabled Manulife to begin marketing a popular limited-pay participating whole life product, which offers two premium payment term options of 20 years or to the age of 65.

Management’s strategy for Individual Insurance in Canada is to continue to differentiate itself from its competition by focusing on product innovation, after-sales service tools and programs, and value-added advice to distributors. It will continue to capitalize on the Company’s underwriting expertise through the ongoing development and introduction of innovative products, such as the Healthstyles preferred underwriting program.

Affinity Markets

Manulife Financial is the leading provider of life and health insurance to affinity organizations in Canada. A broad range of products, including life, health, travel and disability insurance are directly marketed to members of professional, alumni and retiree associations, and financial and retail institutions. Customers are accessed through the endorsement of the sponsoring organization and are marketed through direct mail, response advertising and the Internet.

Manulife currently insures more than 350,000 members of more than 100 sponsors. Significant accomplishments in 2002 include the successful launch of the Air Miles “Rewards for Life” insurance program, the expansion of travel insurance to the Canadian Automobile Association and the addition of critical illness coverage to the product portfolio of the Canadian Dental Association.

Group Pensions

Products provided by Group Pensions include defined contribution pension plans, group RRSPs, deferred profit-sharing plans, employee share ownership plans and group non-RRSPs. Group Pensions offers two main types of products in the defined contribution and investment only markets, namely Group Retirement Options (“GRO”) and Corporate Investment Options (“CIO”). GRO is a group pension service that provides customers with a series of product options and a wide range of investment choices as well as plan member administration services, while CIO is an investment management only service for group clients that offers a multi-manager approach to meeting the clients’ investment objectives. In 2002, Group Pensions introduced registered employee stock ownership programs.

Group Pensions provides group retirement plans to more than 3,100 employees in Canada. The primary target market for defined contribution group products is medium-sized and large employers, which Canadian Division defines as groups with 100 to 3,000 employees and combined assets plus cash flow of between $500,000 and $200 million. Group Pensions also has smaller case plans.

The business unit’s products are distributed across Canada by a team of salaried pension account executives using external employee benefits consulting firms, brokers and independent producers. As at December 31, 2002, Canadian Division had 15 pension account executives, who are in turn assisted by 35 support personnel dedicated to meeting the complete needs of all of Group Pensions’ customers.

Group Pensions’ strategy is to continue to build profitable relationships with producers, employers and plan members via innovative products and exceptional service. In particular, Group Pensions is positioning itself as a business partner to producers, as a fiduciary steward to employers, and as an educator to plan members. This strategy is being delivered through Internet capability, a managed investment platform, a national education team, and flexibility in delivering large case customer solutions. Together with streamlined processing, management believes this strategy will both increase value to clients and lower unit costs.

Competition

The Company’s Canadian markets are mature and extremely competitive with a large number of providers. Some of the products offered by Canadian Division, such as variable annuities, contain an investment component that places them in competition with the products offered not only by other life insurance companies but also by banks, mutual fund companies and investment dealers.

Key competitors for wealth management products and services include other Canadian insurance companies, as well as mutual fund companies and banks. In the group benefits market, market share is concentrating rapidly among the four, soon to be three, largest providers, which are all Canadian insurance companies. Individual Insurance’s primary competitors include Canadian insurance companies and branches of non-Canadian insurance companies, with growing competition from banks.

In this environment of increasing and ongoing competition, management believes Canadian Division will sustain its competitive position and leadership in the marketplace over the long term, through the Company’s recognized financial strength and strong brand, its multi-channel distribution strategy, its advances and investments in technology, as well as its commitment to value, service excellence and continuous product innovation for customers and business partners.

ASIA

Manulife Financial has operated in Asia since 1897, beginning in Hong Kong and the Philippines, expanding into Singapore, Indonesia, Taiwan, Shanghai and Guangzhou (China), and Vietnam. Asian Division provides a wide range of insurance and wealth management products including individual and group life and health insurance and pension and mutual funds.

Each Asian territory is managed as a discrete business operation, with local general managers having accountability for all aspects of operations. The Company operates through wholly-owned subsidiaries and branches of subsidiaries in Hong Kong, the Philippines, Singapore, Taiwan, Vietnam and Macau. In Indonesia and China, Manulife Financial operates through joint ventures. In 2002, the Company acquired the remaining interest in OUB Manulife Pte. Ltd., from its former joint venture partner, and subsequently renamed the wholly-owned subsidiary, Manulife (Singapore) Pte. Ltd.

A regional office in Hong Kong provides specialist functional support to each of the territories in the areas of financial management, human resources, information technology, regional business development and agency development. An exclusive agency force is a key part of the region’s strategy and a regional leadership structure is used to develop a consistent approach to further expand the distribution force, consisting of more than 18,000 agents. Hong Kong is Asian Division’s largest operation, accounting for almost 70% of the Division’s premiums and deposits.

Hong Kong

In Hong Kong, Asian Division markets individual life and health insurance, group life and health insurance, and group pension products, as well as Company-sponsored mutual funds. The sale of individual life insurance products is the primary contributor to net income.

Individual Operations

Hong Kong’s Individual Operations provides a full range of life insurance products denominated in both Hong Kong and U.S. dollars, including whole life insurance, universal variable life insurance, term insurance and endowment insurance. In addition, the Company sells individual health insurance. Products have been sold primarily in the middle- and upper-income markets with the goal of broadening this target segment. Based on deposits and new annualized premiums during 2002, Manulife Financial was the third largest provider of individual life and health insurance products in Hong Kong as at December 31, 2002, according to data published by the Hong Kong Insurance Authority.

Insurance products are primarily marketed through agents who sell the Company’s products exclusively. These agents develop and manage a client base with the objective of creating long-term relationships with customers. As at December 31, 2002, the Company had almost 3,100 agents in Hong Kong. In this market, management believes that an exclusive agency force best allows the Company to serve its target markets because customers for individual life insurance have a clear preference to purchase from individuals who are known to and trusted by them. Other distribution channels, such as brokers, direct marketing and bank retail outlets, currently account for a very small share of Manulife new product sales.

Management’s strategy for Individual Operations focuses on growth of the exclusive agency force and their productivity, enhanced product offerings and enhancements to customer service. Management believes that this strategy will allow the Company to increase its share of the individual life insurance market in Hong Kong. During 2002, the Company continued development of a customer service management system that supports convenient centralized services to customers, and also commenced the replacement of the existing administrative system to enhance the delivery of flexible products and services to clients in a fast-paced environment.

Group Operations

Hong Kong’s Group Operations provides life and health insurance and pension products to small and medium-sized businesses. Group insurance products sold included group term life insurance, major medical and outpatient plans, disability income plans and defined contribution pension plans. Group products are distributed through the Company’s exclusive agents as well as through brokers.

Hong Kong’s Group Pension business launched the Mandatory Provident Fund (“MPF”) business line in 2001 and the Company continued to expand its MPF customer base during 2002 by leveraging its large exclusive agency force and reputable service standard. Enhancements to systems and procedures continued in 2002 to provide better services to customers, including additional functionality on Web sites to enable customers to effectively manage their MPF processes through the Internet.

Mutual Funds

Manulife Financial, operating through Manulife Asset Management (Hong Kong) Limited (“MAM”), markets a range of Company-sponsored mutual funds to individuals through direct solicitation and the Company’s Hong Kong agency force. As at December 31, 2002, MAM had $316 million of mutual funds under management. Management believes the Company is well-positioned to capitalize on the anticipated growth in the developing retail mutual fund market in Hong Kong, as the market becomes more sophisticated in its need for wealth management products.

Other Markets

In Indonesia, the Philippines, Singapore, Taiwan, Macau, China, and Vietnam, Manulife Financial distributes a range of individual life and health insurance products to the middle- and upper-income markets. Group life and health insurance and pension products are also sold in some territories. Variable insurance is sold in Indonesia, Singapore, Taiwan and Shanghai and mutual funds are also sold in Indonesia. Products are primarily marketed through exclusive agents, based on the same strategy employed in the Hong Kong market. Other distribution channels, such as brokers, direct marketing and sales through bank retail outlets, currently account for a small share of new product sales, except in Indonesia, where bank distribution is an important distribution channel for the mutual fund business.

Indonesia, the Philippines and Singapore currently represent the Company’s largest Asian Division businesses outside of Hong Kong, in terms of funds under management, and together contributed 23% of Asian Division’s premiums and deposits in 2002. In Indonesia, Manulife Financial had an individual life insurance market share, based on total premium income, of 6.5% in the first nine months of 2002, ranking the Company fifth based on data published by Dewan Asuransi Indonesia, the insurance council of Indonesia. In the Philippines, the Company acquired the Philippines life and pension and education operations of CMG in November 2002. The Company believes that the transaction will accelerate Manulife Financial’s growth in the Philippines pension and education market and significantly build scale. In Singapore, the Company acquired 100% ownership of the former joint venture operation in September 2002. As a result of this transaction, the Company no longer distributes its products through the bank channel, and is focusing on expansion of the exclusive agency force and the brokerage channel.

Manulife-Sinochem Life Insurance Co. Ltd. markets personal accident insurance, whole life insurance, term and endowment insurance, annuities and unit-linked riders in Shanghai, China. In November 2002, the Company opened a new branch in the southern city of Guangzhou. With a population of approximately 15 million in Shanghai and seven million in Guangzhou, and a low penetration rate for insurance products, management believes that Shanghai and Guangzhou offer significant long-term potential. In addition, the Company submitted an application during 2002 to open a third branch in Beijing. In Taiwan, the Company acquired the agency business of CIGNA Corporation in March 2002. The transaction positioned the Company to further expand the exclusive agency force, which was approximately 700 agents as at December 31, 2002, compared to approximately 450 agents as at December 31, 2001, representing growth of more than 55%. The Vietnam operation has grown rapidly as the successful recruiting and training of agents drove expansion in the availability of life insurance products and services in all major cities across the country. After three years of operations, the agency force exceeded 6,300 as at December 31, 2002, representing an increase of 37% in 2002.

Management believes that its businesses in these Asian markets, while not currently financially significant to the Company, offer future growth prospects, given the demographics of a growing middle-class, rapid growth in per capita gross domestic product over the past decade, and the relatively under-penetrated state of the insurance markets. Management believes that its strategy of being an early entrant in Asian markets, together with distribution through an exclusive agency force, will support the Company’s anticipated growth in each territory.

Competition

The life insurance market in Hong Kong is highly competitive. In 2002, five companies, including Manulife Financial, together accounted for more than 50% of new business, measured by first year premiums, according to data published by the Hong Kong Insurance Authority. Major competitors include both insurance companies and large banks. This is also the case in the Hong Kong group pension market. In China and Taiwan, competition is mainly from large domestic insurers. In other Asian markets, Manulife Financial primarily competes with other foreign insurance companies. In 2002, some small foreign operations in Asia exited the market. This trend may continue and Manulife Financial will seek opportunities to expand its business in Asia through acquisitions.

In Asia, competition is based on distribution capacity and customer service. Management believes that its large exclusive agency force, its customer focus and its long-term presence in the Asian markets are competitive advantages.

JAPAN

Effective January 1, 2002, the Japan Operations of Manulife Financial were established as a separate division and no longer included in the results of Asian Division. The Company started operations in Japan in 1999 by establishing a new life insurance company, Manulife Japan, with a local company, Daihyaku. In 2001, Manulife Financial acquired Daihyaku’s minority interest in Manulife Japan, making Manulife Japan a wholly-owned subsidiary of the Company. As well, Manulife Japan assumed all of Daihyaku’s existing insurance policies.

Surrender and maturity activity, death and disability claims and other policy changes in the policies acquired from Daihyaku in 2001 reduced Japan Division’s general fund assets during 2002 by approximately $1.7 billion. However, new policies and growth in existing policies produced a partially offsetting increase in funds of approximately $1.1 billion. Surrenders in the former Daihyaku segment appear to have normalized, and former Daihyaku policyholders are now able to convert their policies to Manulife Japan’s new universal life policy, ManuFlex.

Manulife Japan provides Manulife Financial with a significant presence in the largest insurance market in Asia. The success of Manulife Japan depends on a number of factors: the performance of the economy, capital markets and property markets of Japan and other Asian countries; operational risks, such as employee attrition; acceptance of a foreign-owned company and new products in a local market; regulatory approval of new products; the ability of Manulife Japan’s management to successfully operate the business; recruiting and retention of sales people; and competition from other life insurance companies, both foreign and domestic.

ManuFlex, a universal life product that was launched in October, 2001, is one of the first universal-life type products in Japan, offering a true savings vehicle along with flexible premium payments and flexible coverage options. Sales of ManuFlex met expectations during 2002 with more than 60,000 ManuFlex policies issued since its launch. Manulife Japan is one of only a handful of companies to introduce this new product type, which over the past 25 years has become an important feature of all other advanced life insurance markets around the world. ManuSolution, a variable annuity product that was launched in January 2002, achieved a breakthrough in the fourth quarter of 2002. Deregulation of marketing through banks helped customer deposits to increase by 60% in the fourth quarter over the third quarter of 2002 to Yen 6.2 billion.

Manulife Japan will leverage its 2002 accomplishments with a key focus on enhancing the professionalism of its distribution channels and operations. The current sales agent distribution system will be upgraded and expanded through an increased emphasis on training and recruitment. In addition to distribution channels such as stockbrokers, tax accountants and financial planners, the Company has diversified its sales channels to include banks.

Supported by Manulife Financial’s worldwide expertise, Manulife Japan will continue to develop its capability to manufacture innovative products in Japan. This will enable it to provide leading financial protection and wealth management products that meet customers’ changing needs, building on the new universal life and variable annuity product platforms.

Manulife Japan will undertake projects to increase sales representatives’ productivity and to centralize administrative work at sales offices, thereby enhancing its ability to effectively and efficiently service its customers, while simultaneously reducing unit costs. As part of an overall process to reduce costs, Manulife Japan has implemented a voluntary retirement program.

Competition

Overall, the Japanese economy is still trying to recover from a deflationary environment. The Bank of Japan appointed a new leader and changed some members of its policy committee in February 2003. The Bank of Japan is expected to seek measures to reinvigorate the economy in coordination with government spending policy.

The Japanese life insurance market is extremely competitive. The household penetration rate of life insurance is over 90% and, as a result, a large percentage of new life insurance sales are replacements of existing policies with the same or another company.

Five large, traditional, domestic companies held approximately 60% of the total market share of premium revenue in the first half of Manulife Japan’s local fiscal year ending March 31, 2002, and dominate the life insurance market in Japan according to statistics disclosed by the Life Insurance Association of Japan. The general trend of the overall life insurance market, especially for traditional products, is that of a shrinking market. Some of the foreign affiliated and non-life affiliated life insurers are showing good performance, whereas some domestic companies are suffering with negative interest rate spreads and face severe adverse selection by the market. At the same time, the markets for variable annuity and medical insurance are growing steadily, and it is essential to have such product lines in order to grow in the current market situation.

Another competitor, which operates with important advantages, is the Post Office Savings and Life Insurance organization. This organization does not pay income tax, offers an implicit government guarantee, has an extensive distribution network throughout Japan and does not have to satisfy Financial Services Agency requirements. The government has decided to transform it from a wholly-owned operation to a public company, which will require it to operate on a more commercially realistic basis.

In Japan, Manulife competes primarily on the basis of its worldwide capabilities, financial strength, and its ability to offer innovative and high quality products.

REINSURANCE

Established in 1984, Reinsurance Division has grown to be one of North America’s leading providers of risk management solutions, specializing in retrocession. Manulife Financial’s innovative products generate customer interest worldwide, with business written in North America, Europe, Asia and Australia. Through offices located in Canada, Germany and Barbados, Reinsurance Division provides customer-focused solutions through the following lines of business: Life (offering retrocession of traditional life mortality risk); Structured (offering non-traditional life retrocession and reinsurance); Property and Casualty (including specialized non-traditional retrocession for property and casualty reinsurers); Accident (including personal and specialized coverages); and most recently Long Term Care. The Life, Property and Casualty and Accident business lines accounted for 43%, 51% and 6% respectively of the Reinsurance Division’s premiums in 2002. The Structured business line generates fee income for its services, as opposed to premiums.

Reinsurance Division is committed to a “know your client” philosophy focused on expanding relationships with key business partners. As a leader in the reinsurance marketplace, the Division plays an important role by providing capacity, technical expertise and financial strength. The Division will continue to seek growth by focusing on providing innovative customer-focused solutions that leverage its existing areas of expertise. The Division will also continue to focus on maintaining and improving upon the strong risk management practices that reinforce high quality standards for both new business and the in force block.

Life

The majority of the Company’s Life reinsurance business involves the retrocession of the mortality risk of traditional life insurance. The business line markets directly to leading reinsurance companies by taking advantage of the Company’s long-standing relationships with many of these companies, particularly in North America and Europe.

Over the longer term, management believes that reinsurance market consolidation will lead to larger companies with a potentially lesser need for life risk retrocession. Management’s strategy, in response to this changing market, is to concentrate on maintaining its leadership position in the life risk retrocession market by strengthening partnerships with select clients whose business philosophies are aligned with its own.

Structured

The Structured reinsurance business provides customized non-traditional solutions to life insurance and reinsurance companies who seek to cede or restructure a portion of their insurance liabilities in order to finance mergers and acquisitions, improve regulatory capital ratios, increase return on capital, improve price competitiveness or reduce the impact of financial loss. Structured reinsurance is sold directly to customers and through reinsurance intermediaries.

Management believes that opportunities for structured reinsurance are expanding due to consolidation in the life insurance industry and an increasing emphasis on capital management throughout the life insurance industry. The Company expects continued growth in the Structured reinsurance business as a result of being one of the most professional and responsive providers in this specialized field.

Property and Casualty

The Property and Casualty reinsurance business focus is on providing non-traditional reinsurance in specific market niches, primarily to large international reinsurers. Manulife Financial provides customized retrocession to customers who want to cede or restructure a portion of their property and casualty insurance liabilities in order to improve regulatory capital ratios, increase return on capital, improve price competitiveness or reduce the impact of a financial loss. The Company also underwrites property and casualty risk reinsurance, although mainly to accommodate a wider range of existing customers’ needs as well as to develop relationships with new customers. The Company’s property and casualty reinsurance risk portfolio is relatively small. Property and casualty reinsurance is sold directly to reinsurance companies and through selected reinsurance brokers.

Manulife Financial is a niche competitor in a market that is dominated by a small number of large reinsurers. Management’s strategy is to continue to expand existing relationships as well as develop new ones. Management expects that the Property and Casualty reinsurance business will continue to grow and will take advantage of opportunities arising from improving terms and conditions, and continued rate hardening in the property and casualty market. Performance in the Property and Casualty reinsurance business is influenced by competition and capacity available in the international property and casualty reinsurance market, as well as by trends in regulatory and financial accounting standards.

Accident

The Accident reinsurance business selectively participates in the accident reinsurance market, focusing on directly underwritten accident business and providing a diverse range of risk coverages to insurers. The business is written on a global basis and types of coverage include: accidental death and dismemberment; mortality stop loss coverage; catastrophic excess of loss coverage; group term life; sporting and entertainment risks; and occupational accident coverage. Accident reinsurance is sold mainly through reinsurance brokers and, to a lesser extent, directly to insurers.

Long Term Care

Reinsurance Division recently announced that it is entering the long term care reinsurance market. Demographic factors, strong government support for private insurance and the high cost of nursing care facilities, make long term care insurance an attractive market. Reinsurance Division has recognized this growth potential and intends to become a significant player in this market through the launch of Avon Long Term Care Leaders (“Avon LTCL”). Avon LTCL is a full turnkey provider of long term care solutions to companies wishing to enter, or who are currently in, this market.

Competition

Only a few well-capitalized insurance companies, such as Manulife Financial, specialize in life retrocession. In addition, direct reinsurers compete for life retrocession business. Accident reinsurance competitors include other life insurance companies, property and casualty insurance companies, reinsurance pools formed specifically to write these coverages, and Lloyd’s of London. Structured reinsurance and non-traditional property and casualty reinsurance coverage is written by relatively few well-capitalized international companies. The Company is a niche competitor in these markets.

INVESTMENT OPERATIONS

Manulife Financial’s Investment Operations manages assets for the Company’s insurance and wealth management businesses and for external third party clients. Manulife is a significant player in many of the asset classes that it manages, with securities management offices located around the globe.

The Operations

The Securities Management group, operating as MFC Global Investment Management, manages investments in a wide range of asset classes and securities markets, using a variety of investment styles. The group has offices in Toronto, London, Tokyo, Hong Kong and Southeast Asia. As at December 31, 2002, MFC Global Investment Management (Canada), a division of Elliott & Page, managed assets totaling $53 billion for the Company and for institutional and individual investors. The London office managed $6 billion of general, segregated and mutual funds for the Company and third parties, while assets managed by the investment offices in Hong Kong and Japan amounted to $17 billion. The Asset Origination group managed $14 billion of assets that included mortgages, real estate assets located throughout North America, private placement debt and equity investments through Manulife Capital, and oil and gas properties of NAL Resources Management Limited.

INVESTMENTS

GENERAL FUND ASSETS

Manulife Financial manages its general fund assets with an emphasis on high credit quality, and diversification across asset classes and individual investment risks. The general fund assets of the Company are invested primarily in investment grade bonds and commercial mortgages.

The following table summarizes the Company’s consolidated general fund invested assets by asset category as at December 31, 2002 and 2001.

Consolidated General Fund Invested Assets

	December 31, 2002		December 31, 2001
($ millions, unless otherwise stated)	Carrying	% of	Carrying	% of
	Value	Total	Value	Total
Bonds	$46,677	60.1%	$46,070	61.6%
Mortgages
Commercial	8,884	11.5	7,448	10.0
Residential	410	0.6	454	0.6
Stocks	6,898	8.9	6,964	9.3
Real estate	3,570	4.6	3,484	4.7
Policy loans	4,939	6.4	4,644	6.2
Cash and short-term investments	5,143	6.6	4,995	6.7
Other investments	1,041	1.3	693	0.9

Total invested assets (1)	$77,562	100.0%	$74,752	100.0%

(1)     For additional information on invested assets, see note 3(a) to the consolidated financial statements.

The consolidated general fund invested assets were denominated 36% in Canadian dollars, 44% in U.S. dollars, 15% in Japanese yen and 5% in other currencies, as at December 31, 2002.

The following table sets forth the net investment yield on the consolidated general fund invested assets for the years ended December 31, 2002, 2001 and 2000.

Consolidated General Fund Invested Assets Net Investment Yield (1)

	Canadian		Japanese	Other
	Dollar	U.S. Dollar	Yen (2)	Currency

Year ended December 31, 2002	6.90%	6.97%	0.79%	7.18%
Year ended December 31, 2001	8.92%	7.60%	0.72%	7.17%
Year ended December 31, 2000	9.57%	8.10%	NA	6.90%

(1)	Yields are based on investment income, divided by the monthly average carrying value of the asset, including accrued income, net of deferred gains.

(2)	Yield for Japanese yen assets in 2001 was for the period from April 2 to December 31.

The Company has various policies and procedures, each subject to periodic review and approval by the Board of Directors, designed to measure and control risk in the management of the Company’s general fund assets. These include policies and procedures relating to asset liability mismatch, liquidity, currency, credit and derivatives. These policies and procedures are also designed to ensure compliance with the various Canadian and U.S. regulatory requirements to which the Company is also subject.

BONDS

The bond portfolio was $46.7 billion as at December 31, 2002, representing 60% of the carrying value of consolidated general fund invested assets. As at December 31, 2002, 81% of the bond portfolio was rated “A” or higher and 96% was rated “BBB” (investment grade) or higher. Investment grade bonds include the securities of over 617 different issuers, with no corporate issuer representing more than 0.9% of such bonds, as at December 31, 2002. Below investment grade bonds include the securities of more than 144 different issuers, with no corporate issuer representing more than 8.6% of such bonds, as at December 31, 2002. As at December 31, 2002, $377 million of the investments in the bond portfolio were classified as impaired.

The following table summarizes the Company’s bond portfolio credit quality as at December 31, 2002 and 2001.

Bond Portfolio Credit Quality

   ($ millions, unless otherwise stated)

		December 31, 2002		December 31, 2001
NAIC	Rating Agency	Carrying Value	% of	Carrying Value	% of
Designation (1)	Designation (2)		Total		Total

1	AAA	$12,208	26.2%	$11,930	25.9%
1	AA	9,105	19.5	10,321	22.4
1	A	16,568	35.5	13,772	29.9
2	BBB	6,971	14.9	8,559	18.6
3 & below	BB & lower
	and unrated	1,825	3.9	1,488	3.2

Total		$46,677	100.0%	$46,070	100.0%

(1)	NAIC designations are assigned no less frequently than annually.

(2)	Sources: Dominion Bond Rating Service Ltd.; Standard & Poor's Ratings Services; Moody's Investors Service, Inc.; Fitch IBCA; Thomson Financial Bankwatch, Inc.; Rating & Investment Information, Inc.; Japan Credit Rating Agency, Ltd. and Internal Ratings. Rating designation includes all gradations within the relevant category.

Of the total bond portfolio, 40% was invested in government-related securities as at December 31, 2002. The remainder of the portfolio was primarily composed of non-callable corporate bonds. As at December 31, 2002, the bond portfolio was 44% denominated in U.S. dollars, 31% in Canadian dollars, 15% in Japanese yen and 10% in other currencies.

The following table sets forth the composition of the Company’s bond portfolio as at December 31, 2002 and 2001.

Bond Portfolio Composition (1)

   ($ millions, unless otherwise stated)

	December 31, 2002		December 31, 2001
	Carrying	% of	Carrying	% of
	Value	Total	Value	Total

Federal / supranational	$13,006	27.9%	$13,433	29.1%
Provincial / state	5,337	11.4	4,922	10.7
Municipal / other	289	0.6	313	0.7
Mortgage-backed securities	1,092	2.3	1,244	2.7
Corporate	26,953	57.8	26,158	56.8

Total	$46,677	100.0%	$46,070	100.0%

(1)	Unaudited.

As at December 31, 2002, the Company held $ 2.7 billion of bonds acquired through private placements, which constituted 5.8% of the Company’s total bond portfolio. The Company invests in private placement bonds because of the generally higher yield available on such investments compared to similarly rated public bonds. Although there is usually less liquidity in the private placement bond market than in the public bond market, private placement bonds typically have more restrictive financial and business covenants and stronger prepayment protection, designed to offset the impact of this decreased liquidity. To the extent that its private placement bonds are not rated by nationally-recognized rating agencies, the Company assigns a rating for internal monitoring purposes using methodologies that management believes generally track methodologies employed by these rating agencies. As at December 31, 2002, 74% of the Company’s private placement bond portfolio was rated “A” or higher and 93% was rated “BBB”or higher.

The following table summarizes the remaining term to maturity of the bond portfolio as at December 31, 2002 and 2001 and supersedes the table titled "Bonds" in Note 3 to the Consolidated Financial Statements in the 2002 Annual Report.

Bond Portfolio Scheduled Maturities

	December 31, 2002		December 31, 2001
($ millions, unless otherwise stated)	Carrying	Fair	Carrying	Fair
	value	value	value	value

Due in one year or less	$4,066	$4,103	$3,711	$3,733
Due after one year through five years	14,923	15,414	14,732	14,995
Due after five years through ten years	9,660	10,391	10,903	11,318
Due after ten years	16,936	19,084	15,480	16,711
Mortgage-backed securities	1,092	1,163	1,244	1,283

Total	$46,677	$50,155	$46,070	$48,040

MORTGAGES

Manulife Financial’s mortgage investments represented 12% of general fund invested assets as at December 31, 2002. The mortgage portfolio is diversified by location, property type and mortgagor, and is almost entirely invested in first mortgages. As at December 31, 2002, first mortgages represented 98% of total mortgages. All mortgages are secured by real properties with 63% located in Canada and 37% located in the United States. As at December 31, 2002, commercial mortgages (shown below) constituted 96% of total mortgages. The Company has an insignificant amount of development lending within the commercial mortgage portfolio.

The following table summarizes the Company’s commercial mortgage portfolio by property type as at December 31, 2002 and 2001.

Commercial Mortgage Portfolio - Property Type

	December 31, 2002		December 31, 2001
($ millions, unless otherwise stated)	Carrying	% of	Carrying	% of
	Value	Total	Value	Total

Consolidated Company
Multi-unit residential (1)	$1,610	18%	$1,307	18%
Retail	2,196	25	1,891	25
Office	2,619	29	2,015	27
Industrial	2,160	24	1,942	26
Other	299	4	293	4

Total	$8,884	100%	$7,448	100%

Canada
Multi-unit residential (1)	$1,172	13%	$893	12%
Retail	1,636	18	1,514	20
Office	1,202	14	1,013	14
Industrial	1,284	15	1,093	15
Other	200	2	170	2

Total	$5,494	62%	$4,683	63%

United States
Multi-unit residential (1)	$439	5%	$414	6%
Retail	559	6	377	5
Office	1,417	16	1,002	13
Industrial	876	10	849	11
Other	99	1	123	2

Total	$3,390	38%	$2,765	37%

(1)     Includes multi-unit residential properties, such as condominiums.

The following table summarizes the Company’s commercial mortgage portfolio by regional distribution as at December 31, 2002 and 2001.

Commercial Mortgage Portfolio - Regional Distribution

	December 31, 2002		December 31, 2001
($ millions, unless otherwise stated)	Carrying	% of	Carrying	% of
	Value	Total	Value	Total

Canada
Ontario	$2,942	33%	$2,477	33%
Western Canada	2,172	24	1,899	26
Quebec	223	3	200	3
Other Canada	157	2	107	1

	$5,494	62%	$4,683	63%

United States
Pacific	$982	11%	$866	12%
Mid-Atlantic	314	4	255	3
New England	117	1	113	1
Central Northeast	499	6	518	7
South Atlantic	905	10	785	11
Other	573	6	228	3

	$3,390	38%	$2,765	37%

Total	$8,884	100%	$7,448	100%

Mortgages are originated through a network of 14 branches across Canada and the United States. In 2002, Manulife Financial originated more than one-half of its business directly, with mortgage broker referrals representing the balance. Manulife Financial does not have any exclusive arrangements with brokers and does not experience any material difference in mortgage performance between direct and referred borrowers. The Company requires external appraisals on all new and renewal mortgages over $5 million. Approval of new mortgages and renewals or any amendments to mortgages must be made in accordance with the Company’s mortgage lending policy guidelines, which are reviewed by the Board of Directors at least annually.

The value of government-insured loans was 4% of the total mortgage portfolio as at December 31, 2002. The Company also had privately-insured mortgages representing 1.1% of the total mortgage portfolio as at December 31, 2002. For conventional loans in both Canada and the United States, the Company’s maximum loan-to-value ratio is 75% at the time the mortgage is underwritten or purchased.

Every year, the Canadian and U.S. commercial mortgage portfolios are subjected to a review based on specified criteria to ensure that appropriate provisions and reserves have been established. This resulted in a review of 29% of the Canadian mortgage portfolio and 100% of the U.S. mortgage portfolio, on a principal balance outstanding basis, as at December 31, 2002.

As at December 31, 2002, 0.23% of the Company’s Canadian mortgage portfolio and none of the U.S. mortgage portfolio were considered delinquent. As at December 31, 2002, 0.31% of the Canadian commercial mortgages and none of the U.S. commercial mortgages were restructured.

All mortgages in arrears one month or more are reported monthly to senior management. The Company actively seeks to manage and resolve its troubled commercial mortgages. Immediately after a loan falls three months past due, a full analysis is completed on the borrower and the property, including a site inspection. An action plan is prepared for each mortgage three months in arrears with the objective of obtaining the highest recovery available. Proposed resolutions may include restructuring the mortgage, selling the mortgage at a discount, selling the property by power of sale, foreclosing on the property or initiating legal action. An environmental site assessment, prepared by an independent third party, must be conducted prior to taking possession of any property. If environmental concerns are identified, then a more detailed environmental assessment must be obtained. Additionally, before the Company becomes a mortgagee-in-possession, approval is required from the Company’s environmental compliance officer.

STOCKS

Stocks represented 9% of the consolidated general fund invested assets as at December 31, 2002. The Company’s stock portfolio is diversified by industry sector and issuer, and consists almost entirely of publicly listed common shares. As at December 31, 2002, the Company’s stock portfolio was invested 31% in Canadian issuers, 36% in U.S. issuers, 23% in Asian issuers and 10% in other issuers. The largest single issuer in the stock portfolio represented 6% of the portfolio.

Management believes that, over the long term, stocks provide greater returns than other asset classes. While a portion of the stock portfolio is indexed, the strategy for the actively managed stocks is to identify and acquire undervalued stocks of companies with strong balance sheets and good earnings potential.

REAL ESTATE

Real estate represented 5% of the consolidated general fund invested assets as at December 31, 2002. As at December 31, 2002, the real estate carrying value was $3.6 billion, with 62% located in the United States, 37% in Canada and 1% in Asia.

Manulife Financial’s real estate investment activities focus on major urban centers. Commercial office properties are the major component, representing 74% of the portfolio as at December 31, 2002, with the remainder split among residential, retail, industrial and other property classifications. The overall occupancy rate for all real estate investments as at December 31, 2002 was 95.3%.

The real estate portfolio, as at December 31, 2002, had a market value surplus of $398 million over carrying value including deferred realized net gains. Real estate market values are determined by a combination of independent appraisals and values established by professional accredited appraisers who are employees of the Company. All of the Company’s real estate properties having a carrying value of $30 million or greater are appraised annually with the remainder appraised at least once every three years. In 2002, approximately 90% of the real estate portfolio was appraised, almost completely by independent appraisers. An environmental site assessment, prepared by an independent third party, must be conducted for all new real estate properties. If any environmental concerns are identified, then a more detailed environmental assessment must be obtained. Additionally, approval is required from the Company’s environmental compliance officer.

POLICY LOANS

Policy loans represented 6% of invested assets as at December 31, 2002. Most individual life insurance policies, excluding term insurance, provide the policyholder with the right to obtain a policy loan from the Company. Such loans are made in accordance with the terms of the respective policies and are carried at the outstanding balance. Policy loans are fully secured by the cash value of the policies on which the respective loans are made. If a policyholder surrenders the policy, the cash value paid by the Company will be the cash value less the amount of the outstanding policy loan. Similarly, upon the death of the policyholder, the death benefit paid by the Company will be the death benefit less the amount of the outstanding policy loan. Consequently, the Company has no exposure to default risk on policy loans. The majority of policy loans are made at interest rates currently prevailing in the market.

NON-TRADITIONAL INVESTMENTS

Manulife Financial has invested a small portion of its assets in non-traditional investments. As at December 31, 2002, non-traditional investments represented 1.3% of consolidated general fund invested assets. Management believes that these non-traditional investments will allow the Company to earn a higher return than that earned on traditional investments. Non-traditional investments include, but are not limited to, private structured debt and equity investments in various industries.

The Company has invested in oil and gas producing properties in Alberta, Saskatchewan and Ontario. As at December 31, 2002, the carrying value of the oil and gas holdings was $299 million.

IMPAIRED ASSETS

As at December 31, 2002, impaired assets, net of allowances, were $123 million, representing 0.16% of the consolidated general fund invested assets. Allowances for losses on bonds and mortgages are established when an asset or portfolio of assets becomes impaired as a result of deterioration in credit quality, to the extent there is no longer assurance of timely realization of the carrying value of the asset and related investment income. Stocks are written down to market value if an impairment in the value of the entire stock portfolio, determined net of deferred realized gains, is considered to be other than temporary. In the real estate portfolio, properties are written down to market value if an impairment in the value of the entire real estate portfolio, determined net of deferred realized gains, is considered to be other than temporary. Assets are reviewed quarterly to identify whether any provisions should be taken. The carrying value of an impaired asset is reduced to the net realizable value of the asset in the period of impairment and a corresponding provision is charged to income. Once established, an allowance is only reversed if the conditions that caused the impairment no longer exist. Manulife Financial had established allowances for impairment of $290 million as at December 31, 2002.

SEGREGATED FUNDS

As at December 31, 2002, the Company’s segregated funds had net assets of $58.8 billion. Assets in segregated funds are primarily generated from the Company’s variable annuity, pension and insurance businesses. Policyholder benefits on these variable products are based on the performance of the relevant segregated funds, subject to certain minimum guarantees provided by the Company for which reserves are held in the general fund. Of the segregated funds, approximately 20% were managed internally and 80% were managed by external advisors as at December 31, 2002. Approximately 52% of the ranked segeregated funds achieved above median performance on a one-year basis and 59% were above median on a three-year basis. These comparisons are based on quartile rankings developed by BellCharts Inc., Micropal Ltd. and Morningstar Inc.

MUTUAL FUNDS

As at December 31, 2002, the Company’s mutual funds had net assets of $2.2 billion, 83% of which were managed internally and 17% of which were managed by external advisors. The Company does not provide any guarantees on the Company’s mutual funds.

The following table shows the one-year and three-year performance rankings for Manulife Financial’s ranked mutual funds, as at December 31, 2002.

Mutual Funds Performance (1)(2)

	1-Year Performance		3-Year Performance
($ millions, unless otherwise stated)
	Assets	% of Total	Assets	% of Total

1st Quartile	$327	24%	$392	31%
2nd Quartile	130	10	421	34
3rd Quartile	544	40	120	10
4th Quartile	350	26	307	25

Total	$1,351	100%	$1,240	100%

(1)     Source: Based on quartile rankings developed by BellCharts Inc., Micropal Ltd., and Morningstar Inc.

(2)     Unaudited.

THIRD PARTY INVESTMENT MANAGEMENT SERVICES

Through its subsidiaries, the Company offers a full range of investment management services to pension funds, pooled funds, mutual funds, endowment funds and other institutions. As at December 31, 2002, $4.0 billion of third party assets were managed by the Company. Although these services currently represent a small portion of the Company’s operations, Manulife Financial intends to expand the investment management businesses of MFC Global Investment Management in Canada and the UK, as well as those of its investment offices in Asia.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Selected consolidated financial information as at and for the years ended December 31, 2002 and 2001 and for certain information as at and for the year ended December 31, 2000, located in the pages of the 2002 Annual Report as indicated below, is incorporated by reference into this Annual Information Form. The information should be read in conjunction with MFC’s Management’s Discussion and Analysis located on pages 28 to 57 of the 2002 Annual Report.

Selected Consolidated Financial Information (Annual Report)	Page Reference

Financial Highlights	28-29

Consolidated Statements of Operations	60

Consolidated Balance Sheets	61

Consolidated Statements of Equity	62

Consolidated Statements of Cash Flows	63

Segregated Funds
Consolidated Statements of Net Assets	64
Consolidated Statements of Net Change in Assets	64

Notes to Consolidated Financial Statements	65-94

Supplementary Tables
Key Performance Measures	95
Summary Consolidated Statements of Operations	95
Summary Consolidated Balance Sheet	96
Summary Consolidated Statements of Equity	96
Funds Under Management	97
Premiums and Deposits by Business and Geography	97
Quarterly Information	98

Shareholder Information	Inside back cover

MANAGEMENT’S DISCUSSION AND ANALYSIS

MFC’s Management’s Discussion and Analysis, located on pages 28 to 57 of the 2002 Annual Report, is incorporated by reference into this Annual Information Form.

GOVERNMENT REGULATION

As an insurance company, Manulife Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asian operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, and which vary in degree of regulation and supervision.

CANADA

Manulife Financial is governed by the ICA. The ICA is administered, and activities of the Company are supervised, by OSFI. The ICA permits insurance companies to offer, through subsidiaries and networking arrangements, a broad range of financial services, including banking, investment counselling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services. The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting rights of the shares of an insurance company.

The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife Financial on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife Financial with supervisory power to bring about corrective action. The most recently completed periodic examination of Manulife Financial, conducted in 2002, did not raise any material issues.

Investment Powers

Under the ICA, Manulife Financial must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans. Additional restrictions (and in some cases, the need for regulatory approvals) limit the type of investment that the Company can make in excess of 10% of the voting rights or 25% of the equity of any entity.

Minimum Continuing Capital and Surplus Requirements

The ICA requires a federally incorporated insurance company to maintain adequate capital and liquidity in relation to its operations. OSFI has established the MCCSR, under which a life insurance company is required to maintain a minimum amount of capital. This is calculated by reference to, and varies with, the risk characteristics of each category of on- and off-balance sheet assets and liabilities held by the insurance company. The MCCSR calculation typically requires the application of quantitative factors to assets and liabilities, as well as to certain off-balance sheet items, based on six risk components: (i) asset default risk; (ii) off-balance sheet exposures; (iii) mortality/morbidity risk and lapse risk; (iv) interest margin pricing risk; (v) the risk of changes in the interest rate environment; and (vi) segregated fund guarantee risk. The total capital required is the sum of the calculated capital requirement for each of the six risk components.

OSFI uses the total capital required and compares it to the amount of available capital in assessing an insurance company’s financial strength. The principal elements of available capital include reported surplus, unamortized deferred realized and unrealized gains and losses on investments not taken into account in the valuation of liabilities on an after-tax basis, qualifying preferred shares, qualifying innovative capital instruments, qualifying non-controlling interests in subsidiaries arising on consolidation, and subordinated debt. Goodwill is deducted from available capital. Funds raised by a life insurance company through borrowing or issuing shares are treated as different categories of available capital for MCCSR purposes depending on the characteristics of the instrument issued.

OSFI can intervene and assume control of an insurance company if it deems the amount of available capital insufficient. In doing so, OSFI will consider such factors as the company’s operating experience, the mix, quality and concentration of assets, the profile of insurance and the retention limits. The MCCSR formula may be adjusted by OSFI in the future, as experience with the formula develops and the risk profile of Canadian life insurers changes.

As at December 31, 2002 and 2001, the required capital for Manufacturers Life was $4.5 billion and $4.4 billion, respectively, and the available capital was $10.6 billion and $10.3 billion, respectively. The resulting MCCSR ratios were 235% and 236% as at December 31, 2002 and 2001, respectively, well above the minimum requirement established by OSFI.

Restrictions on Shareholder Dividends and Capital Transactions

The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing a company is, or the payment of the dividend would cause the company to be, in contravention of MCCSR. Dividends exceeding retained net income for the two preceding financial years plus net income for the year to the day of declaration of the dividend require approval of the Superintendent. The ICA also requires an insurance company to notify the Superintendent of the declaration of a dividend at least 10 days prior to the date fixed for its payment. Similarly, the ICA prohibits the purchase for cancellation of any shares issued by an insurance company or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company is, or the payment would cause the company to be, in contravention of MCCSR. These latter transactions would also require the prior approval of the Superintendent.

Appointed Actuary

In accordance with the ICA, the Board of Directors of Manulife Financial has appointed a Fellow of the Canadian Institute of Actuaries as the Appointed Actuary. The Appointed Actuary is required to value the policy liabilities of Manulife Financial as at the end of each financial year in accordance with accepted actuarial practices, including selection of appropriate assumptions and methods, and provide an opinion as to whether the amount of policy liabilities makes appropriate provision for all policyholder obligations and whether the valuation of policy liabilities is fairly presented in the consolidated financial statements. At least once in each financial year, the Appointed Actuary must meet with the Board of Directors, or the Audit Committee, to report, in accordance with accepted actuarial practice, on the current and expected future financial condition of Manulife Financial. The Appointed Actuary is also required to report to the Chief Executive Officer and the Chief Financial Officer of Manulife Financial if the Appointed Actuary identifies any matters that, in the Appointed Actuary’s opinion, have material adverse effects on the financial condition of Manulife Financial.

Provincial Insurance Regulation

The Company is also subject to provincial regulation and supervision in each of the provinces of Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds.

Provincial Securities Laws

The Company’s Canadian mutual fund and investment management businesses are subject to Canadian provincial securities laws. Elliott & Page is registered as an investment counsel and portfolio manager across Canada and is subject to regulation by the provincial securities regulators. MSIL is registered under provincial securities laws to sell mutual funds across Canada and is subject to regulation by the provincial securities regulators as well as the Mutual Fund Dealers Association of Canada, a self-regulatory organization.

CompCorp

CompCorp was created in 1988 by the life and health insurance industry in Canada to provide Canadian policyholders with protection, within limits, against loss of policy benefits in the event of the insolvency of their insurance company. CompCorp is funded by its member insurance companies, including Manufacturers Life. Member companies of CompCorp are assessed to build and maintain a liquidity fund at a target level of $100 million. Members are then primarily subject to assessment on an “as needed” basis. Assessments are calculated based on each member’s MCCSR, subject to adjustments where the member operates in foreign jurisdictions.

UNITED STATES

General Regulation at the State Level

The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. insurers and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. Manulife U.S.A. and Manulife New York are registered in Michigan and New York, respectively. Under such laws, the insurance subsidiaries are required to furnish annually their financial and other information concerning the operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request. In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.

The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.

Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such agencies at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.

State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in cooperation with the departments of two or three other states under guidelines promulgated by the NAIC. Each of the Company’s principal U.S.-domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.

In addition, state regulatory authorities, industry groups and rating agencies have developed several initiatives regarding market conduct. For example, the NAIC has adopted the NAIC Life Insurance Illustrations Model Regulation, which applies to group and individual life insurance policies and certificates (other than variable policies and certificates), and the Market Conduct Handbook. At the end of 2002, more than 35 states had adopted all or major segments of the model. However, the Market Conduct Handbook can be used by all state regulators in conducting market conduct examinations. The ACLI has established the Insurance Marketplace Standards Association (“IMSA”), a self-regulatory organization, to implement its Principles and Code of Ethical Life Insurance Market Conduct, which includes a third party assessment procedure. Following successful completion of an independent assessment, the business practices relating to the sales, marketing and servicing of Manulife USA’s individual life insurance products (variable and non-variable) were re-certified by IMSA on April 1, 2001. Manulife U.S.A. was originally admitted to membership in IMSA in April 1998 and re-certification is required every three years.

Investment Powers

The Company’s U.S. insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investment in certain investment categories such as below investment grade bonds and real estate. For Michigan domiciled insurance companies, with minor exceptions, these limits do not apply to the part of their investments which represent surplus in excess of U.S. $7 million. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets. As at December 31, 2002, the Company’s U.S. insurance subsidiaries complied in all material respects with all such laws and regulations.

Minimum Statutory Surplus and Capital

U.S. domiciled life insurance subsidiaries of the Company are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.

NAIC IRIS Ratios

In the 1970s, the NAIC developed a set of financial relationships or “tests,” known as the Insurance Regulatory Information System (“IRIS”), which were designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn, analyzes the data utilizing, in the case of life insurance companies, 13 ratios, each with defined “usual ranges.” Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually, and are assigned a ranking, by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that appear to require immediate regulatory attention by state insurance departments. In 2000, these rankings were revised and became confidential. The rankings are not reported to the companies and are only available to regulators.

Risk-Based Capital Requirements

In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing risk-based capital (“RBC”) requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders. The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk. Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy.

The RBC formula provides a mechanism for the calculation of a life insurance company’s Authorized Control Level RBC and its total adjusted capital. The model law sets forth the points at which a commissioner of insurance is authorized and expected to take regulatory action. The first level is known as the Company Action Level RBC, which is set at twice the Authorized Control Level RBC. The second level is the Regulatory Action Level RBC, set at 1.5 times the Authorized Control Level RBC. The third is the Authorized Control Level RBC, and the fourth is the Mandatory Control Level RBC, set at 70% of the Authorized Control Level RBC. Based on the formula adopted by the NAIC, each of the Company’s U.S. insurance company subsidiaries exceeded the Company Action Level as at December 31, 2002.

Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries

Manulife Financial’s ability to meet any debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. The payment of dividends by Manulife U.S.A. is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state. Similarly, the payment of dividends by Manulife New York is regulated by New York insurance laws. The Michigan insurance law requires domestic life insurance companies to seek prior regulatory approval to pay a dividend if the dividend exceeds a company’s earned surplus. Prior approval is also required to pay dividends or distribute cash or other property if the fair market value, together with any other dividends or distributions made within the preceding 12 months, exceeds the greater of (i) 10% of surplus as of the prior December 31, or (ii) the net gain from operations of the insurer for the 12-month period ending as of the prior December 31. In 2002, Manulife U.S.A. would have required regulatory approval prior to the payment of dividends. In New York, prior approval is required if the dividend, together with any other dividends or distributions made in a calendar year exceeds the lesser of (i) 10% of the surplus as at the prior December 31, or (ii) the net gain from operations of the insurer for the 12-month period ending as at the prior December 31. Following the payment of any dividend, an insurer’s policyholder surplus must be reasonable in relation to the insurer’s outstanding liabilities and adequate for its financial needs. The payment of shareholder dividends by Manulife New York and Manulife U.S.A. may also be subject to restrictions contained in various state insurance laws that limit the amount of statutory profits on those companies’ participating policies (measured before dividends to policyholders) that can inure to the benefit of the Company and its stockholders. The Company does not currently expect such regulatory requirements to impair its ability to meet any debt service obligations, or pay operating expenses and shareholder dividends, in the foreseeable future.

General Regulation at the Federal Level

Although the federal government does not generally regulate the insurance business directly, federal initiatives often have an impact on the business in a variety of ways.

In 2001, the U.S. Congress enacted a law which phases out the estate tax over ten years. The law contains a sunset provision that reinstates the estate tax at the end of 2010. Many Republicans and some Democrats would like to remove the sunset provision and permanently repeal the tax. In addition, Congress has, from time to time, considered possible legislation that would eliminate the deferral of taxation on the accretion of value within certain annuity and life insurance products. There can be no assurance as to whether any U.S. tax legislation will be enacted which would have a material adverse effect on the Company’s annuity and life insurance business in the United States.

Securities Law

Both of the Company’s active U.S. insurance subsidiaries and certain policies and contracts offered by them, are subject to regulation under federal securities laws administered by the Securities Exchange Commission (“SEC”) and under certain state securities laws. Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the U.S. Investment Company Act of 1940 (“Investment Company Act”). Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Another subsidiary of the Company, namely Manulife Financial Securities LLC, is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and is a member of, and subject to regulation by, the National Association of Securities Dealers Regulation, Inc.

Certain of the Company’s subsidiaries, namely Manufacturers Securities Services, LLC and MFC Global Investment Management (U.S.A.) Limited, are investment advisers registered under the U.S. Investment Advisers Act of 1940. The investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.

State Guaranty Funds

All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like CompCorp in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material. While the amount of any future assessments by guaranty funds cannot be predicted with certainty, the Company believes, based upon a review of the current significant insolvency proceedings of insurers located in states where the Company conducts business, that future guaranty association assessments for insurer insolvencies will not have a material adverse effect on the Company’s liquidity and capital resources.

Employee Retirement Income Security Act of 1974, as Amended (“ERISA”) Considerations

Fiduciaries of employee benefit plans that are governed by ERISA are subject to regulation by the U.S. Department of Labor. ERISA regulates the activities of a fiduciary of an employee benefit plan covered by that law, including an investment manager or advisor with respect to the plan’s assets. Severe penalties are imposed by ERISA on fiduciaries that breach their duties to ERISA-covered plans.

The Company and its subsidiaries issue insurance and annuity contracts for investment of employee benefit plans and provide a variety of other services to such plans. The provision of such services may cause the Company to be a “party in interest,” as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Unless a statutory or administrative exemption is available, certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.

ASIA

In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the countries in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong and Japan are the primary regulatory jurisdictions governing Manulife Financial’s operations in Asia.

Hong Kong

In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance Authority under the Insurance Companies Ordinance, Cap. 41 (the “Insurance Companies Ordinance”). The Chief Executive of the Government of the Hong Kong Special Administrative Region has appointed the Commissioner of Insurance to be the Insurance Authority for the purposes of the Insurance Companies Ordinance. The Insurance Companies Ordinance provides that no person shall carry on any insurance business in or from Hong Kong except a company authorized to do so by the Insurance Authority, Lloyd’s of the United Kingdom or an association of underwriters approved by the Insurance Authority. The Insurance Companies Ordinance stipulates certain requirements for authorized insurers, including with regard to the “fit and proper person” requirement for directors and controllers, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Companies Ordinance also confers powers of investigation and intervention on the Insurance Authority for the protection of policyholders.

The Insurance Authority has residual power to appoint an advisor or a manager to any authorized insurer if the Insurance Authority considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the Insurance Authority’s opinion, the exercise of other interventionary powers conferred by the Insurance Companies Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the Insurance Authority will have management control of the insurer.

In Hong Kong, the Company’s life insurance business is conducted through a wholly-owned subsidiary, Manulife International (Limited), which is licensed to carry on the business of “long-term” insurance. Long-term insurance companies are required under the Insurance Companies Ordinance to maintain certain solvency margins. The required solvency margin is the aggregate of two components — a percentage of the mathematical reserves and a percentage of the capital at risk as prescribed under the Insurance Companies (Margin of Solvency) Regulation (Cap.41F), enacted pursuant to the Insurance Companies Ordinance. For a long-term insurance company, the value of its assets must not be less than the amount of its liabilities by the required solvency margin, subject to a minimum of Hong Kong $2 million. Compliance with the solvency margin requirements is reported annually to the Insurance Authority. Currently, all solvency margin requirements are being met.

The sale of mutual funds and investment-linked assurance products in Hong Kong are subject to Hong Kong securities laws administered by the Securities and Futures Commission. The sale of provident (pension) fund products is subject to Hong Kong provident fund laws administered by the Mandatory Provident Fund Schemes Authority.

Japan

Life insurance companies in Japan, including Manulife Japan, are governed by the Insurance Business Law (Japan) and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products, premium levels and restrictions on shareholder dividends and distributions. The administration and application of the IB Law is supervised by the Financial Services Agency. The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels.

Restrictions on Shareholder Dividends

In Asia, insurance laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.

CONSTRAINTS ON OWNERSHIP OF COMMON SHARES

The ICA and the regulations thereunder contain restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC. Pursuant to these restrictions as currently enacted, no person is permitted to acquire any shares of MFC without the approval of the Minister of Finance if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC. The restrictions also prohibit any person from becoming a major shareholder of MFC. In addition, MFC is not permitted to record any transfer or issue of shares of MFC if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeding 30% of that class. If a person contravenes any of these restrictions, the Minister of Finance may, by order, direct such person to dispose of all or any portion of those shares.

In addition, under applicable insurance laws and regulations in Michigan and New York, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control” of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in Michigan and New York, or must demonstrate to the insurance commissioner’s satisfaction that the acquisition of such securities will not give them control of MFC. Under U.S. law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek injunctive relief, including enjoining any proposed acquisition, the voting of such securities at any meeting of the holders of MFC’s common shares, or seizing shares owned by such person, and such shares may not be entitled to be voted at any meeting of the holders of MFC’s common shares.

CORPORATE GOVERNANCE OF MANUFACTURERS LIFE

Corporate governance rights of Manufacturers Life are shared between MFC, as the holder of all of the outstanding common shares of Manufacturers Life, and participating policyholders. The participating policyholders are entitled to elect at least one-third of the board of directors of Manufacturers Life and MFC is entitled to elect the remaining members of the board of directors. In most cases, amendments to the Letters Patent or the by-laws of Manufacturers Life are required to be approved by the participating policyholders and MFC, voting together. Participating policyholders have the right to vote as a separate class on certain significant corporate transactions, including (i) any proposal to mutualize Manufacturers Life, (ii) any proposal to amend its by-laws to add, change or remove the rights of policyholders, other than participating policyholders, to vote at meetings of policyholders or shareholders, (iii) any amalgamation agreement and (iv) any proposed agreement of Manufacturers Life to transfer all or substantially all of its policies, reinsure all or substantially all of its risks or sell all or substantially all of its assets. Each participating policyholder is entitled to one vote on such matters, irrespective of the number or size of policies owned. MFC is entitled to one vote for each common share of Manufacturers Life that it holds. Manufacturers Life issued to MFC one of its common shares for each common share issued by MFC under the Plan of Demutualization or approximately 501 million common shares.

LEGAL PROCEEDINGS

The Company is subject to legal actions arising in the ordinary course of business. These legal actions are not expected to have a material adverse effect on the consolidated financial position of the Company.

DIVIDENDS

MFC declared quarterly dividends on its common shares, in the amount of $0.14 per share on February 5, 2002, April 29, 2002 and July 30, 2002. On October 24, 2002, the Company announced an increase of its quarterly dividend to $0.18 per share. On February 4, 2003 and April 23, 2003, quarterly dividends of $0.18 per share were declared. The declaration and payment of future dividends and the amount thereof will be subject to the discretion of its Board of Directors, and will be dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board of Directors.

Since MFC is a holding company that conducts all its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions.

MARKET FOR SECURITIES

MFC’s common shares are listed for trading as “MFC” on the Toronto Stock Exchange, the New York Stock Exchange, and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong.

DIRECTORS AND EXECUTIVE OFFICERS

DIRECTORS

The by-laws of MFC provide that the Board of Directors shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting. Prior to the Annual Meeting held on April 24, 2003, Directors were generally elected for a term of three years, with terms staggered so that one-third, as nearly as may be, of the Board of Directors was elected at the annual meeting each year. At the 2003 Annual Meeting, shareholders of MFC confirmed amendments to MFC’s by-laws, which eliminated the staggered board. Consequently, the entire Board will stand for election at every annual meeting beginning with the 2004 Annual Meeting.

The following table sets forth for each of the Directors of MFC, their municipality of residence, position with Manulife Financial, their principal occupation and the year in which their terms of office expire, as at May 2, 2003. The year each Director was first elected to the Company’s Board of Directors appears on pages 8 to 10 of MFC’s Proxy Circular dated March 5, 2003, which are incorporated herein by reference.

Name and Municipality of Residence	Position with Manulife Financial	Principal Occupation	Term Expiring
Arthur R. Sawchuk..................
Toronto, Ontario (1)(2)(3)(4)
Dominic D'Alessandro...............
Toronto, Ontario
Kevin E. Benson....................
Wheaton Illinois (2)(3)

John M. Cassaday...................
North York, Ontario (1)
Lino J. Celeste....................
Saint John, New Brunswick (2)(3)
Dr. Gail C.A. Cook-Bennett.........
Etobicoke, Ontario (4)

Robert E. Dineen, Jr...............
New York, New York (2)(3)
Pierre Y. Ducros...................
Montreal, Quebec (1)
Allister P. Graham.................
Etobicoke, Ontario (2)(3)
Thomas E. Kierans..................
Toronto, Ontario (2)(3)

Dr. Lorna R. Marsden...............
Toronto, Ontario (4)
Hugh W. Sloan, Jr..................
Bloomfield Village, Michigan (1)(4)
Gordon G. Thiessen.................
Ottawa, Ontario (4)
Michael H. Wilson..................
Toronto, Ontario (4)	Chairman of the Board President and Chief Executive Officer and Director Director Director Director Director Director Director Director Director Director Director Director Director	Chairman of the Board,
Manulife Financial (5)
President and Chief Executive
Officer, Manulife Financial
President and Chief Executive Officer,
Laidlaw, Inc. (transportation service
company) (6)
President and Chief Executive Officer, Corus
Entertainment Inc. (broadcasting company) (7)
Corporate Director (8)

Chairperson, Canada Pension Plan
Investment Board (Canada Pension Plan
funds management) (9)
Partner, Shearman & Sterling (law firm)

President, P. Ducros & Associates, Inc.
(investment firm)
Chairman, Nash Finch Company (food retail
and distribution company) (10)
Chairman, The Canadian Institute for
Advanced Research (private sector research
organization) (11)
President and Vice Chancellor,
York University
Deputy Chairman, Woodbridge Foam
Corporation (manufacturer of foam products)
Chair, Canadian Public Accountability
Board (12)
Chairman and Chief Executive Officer, UBS
Global Asset Management (Canada) Co.
(formerly Brinson Canada Co.) (investment
		management) (13)	2004 2004 2004 2004 2004 2004 2004 2004 2004 2004 2004 2004 2004 2004

(1)	Member of the Corporate Governance and Nominating Committee.

(2)	Member of the Conduct Review and Ethics Committee.

(3)	Member of the Audit and Risk Management Committee.

(4)	Member of the Management Resources and Compensation Committee.

(5)	Prior to July 1998, Arthur Sawchuk was Acting Chief Executive Officer of Avenor Inc.

(6)	Prior to September 16, 2002, Kevin Benson was President and Chief Executive Officer of The Insurance Corporation of British Columbia, prior to January 2002, Mr. Benson was a Corporate Director, prior to February 28, 2001 Mr. Benson was President of the Jim Pattison Group and prior to March 2000, Mr. Benson was President and Chief Executive Officer of Canadian Airlines International Ltd.

(7)	Prior to September 1999, John Cassaday was President and Chief Executive Officer of Shaw Media and Executive Vice President of Shaw Communications Inc.

(8)	Prior to April 2001, Lino Celeste was Chairman of Aliant Inc. and prior to March 1999, Mr. Celeste was Chairman, Bruncor Inc./The New Brunswick Telephone Company Ltd.

(9)	Prior to October 1998, Gail Cook-Bennett was Vice Chair, Bennecon Limited.

(10)	Prior to January 1999, Allister Graham was Chairman and Chief Executive Officer, The Oshawa Group Limited. (11) Prior to January 1, 2000, Thomas Kierans was Director, Clarkson Centre for Business Ethics & Holder of Geoffrey R. Conway Chair at the Joseph L. Rotman School of Management, University of Toronto and prior to September 1999, Mr. Kierans was President and Chief Executive Officer, C.D. Howe Institute.

(12)	Prior to October 31, 2002, Gordon Thiessen was a Corporate Director, and prior to February 1, 2001, Mr. Thiessen was the Governor of the Bank of Canada.

(13)	Prior to February 24, 2003 Michael Wilson was President and Chief Executive Officer of UBS Global Asset Management (Canada) Co., and prior to August 2001, Mr. Wilson was Chairman and Chief Executive Officer of RT Capital Management Inc. Prior to July 2000, Mr. Wilson was Vice-Chairman, RBC Dominion Securities Inc.

EXECUTIVE OFFICERS

The name, municipality of residence, and positions of each of the executive officers of Manulife Financial are set forth in the following table as of May 2, 2003.

Name and Municipality of Residence	Position with Manulife Financial
Dominic D’Alessandro.......................... Toronto, Ontario	President and Chief Executive Officer
Victor S. Apps................................ Hong Kong	Executive Vice President and General Manager, Asia
John D. DesPrez, III.......................... South Natick, Massachusetts	Executive Vice President, U.S. Operations (1)
Bruce Gordon..................................... Waterloo, Ontario	Executive Vice President and General Manager, Canadian Operations (2)
Donald A. Guloien.......................... Toronto, Ontario	Executive Vice President and Chief Investment Officer (3)
John C. Mather................................ Oakville, Ontario	Executive Vice President and Chief Administrative Officer (4)
Trevor J. Matthews.......................... Tokyo, Japan	Executive Vice President, Japan (5)
Peter H. Rubenovitch.................... Toronto, Ontario	Executive Vice President and Chief Financial Officer (6)

(1)	Prior to January 1999, John DesPrez was Senior Vice President, Annuities.

(2)	Prior to January, 2003 Bruce Gordon was Executive Vice President, Canadian Operations, and prior to April 2, 2001, Mr. Gordon was Senior Vice President, Group Benefits, Canadian Operations. Prior to September 1998, Mr. Gordon was Senior Vice President, North American Group Pensions and prior to February 1998, Mr. Gordon was Vice President, North American Group Pensions.

(3)	Prior to March 8, 2001, Donald Guloien was Executive Vice President, Business Development and prior to January 1999, Mr. Guloien was Senior Vice President, Business Development.

(4)	Prior to January, 2003, John Mather was Executive Vice President and Chief Information Officer, and prior to May 1, 2001, Mr. Mather was Executive Vice President and Chief Information Officer with Ontario Power Generation. Prior to March 1999, Mr. Mather was a Partner at Ernst & Young LLP, and prior to March 1998, Mr. Mather was a Partner and Senior Manager with Deloitte and Touche LLP.

(5)	Prior to May 1, 2001, Trevor Matthews was President and Chief Executive Officer, Manulife Century Life Insurance Company and prior to April 2, 2001, Mr. Matthews was Executive Vice President, Canadian Operations. Prior to January 1998, Mr. Matthews was General Manager, Personal Financial Services, National Australia Bank.

(6)	Prior to February 1998, Peter Rubenovitch was Senior Vice President and Corporate Controller.

SHARE OWNERSHIP

The number of common shares held by Directors and executive officers of the Company as at March 5, 2003 was 695,077, which represented less than one per cent of the total number of outstanding common shares of MFC. The number of common shares held by each Director is set out on pages 7 to 9 of MFC’s Proxy Circular dated March 5, 2003, which are incorporated herein by reference.

ADDITIONAL INFORMATION

Additional information with respect to MFC, including directors’ and officers’ remuneration and indebtedness, principal holders of securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s Proxy Circular dated March 5, 2003. Additional financial information is provided in the Company’s comparative financial statements for the most recently completed financial year and interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, which have also been filed with applicable securities regulatory authorities in Canada. When Manulife Financial is in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, one copy of this Annual Information Form, any document (or the pertinent pages of any document) incorporated by reference in this Annual Information Form, the comparative financial statements of the Company for the most recently completed financial year with the accompanying auditor’s report, any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, one copy of the Company’s most recent Proxy Circular and any other documents incorporated by reference into a preliminary short form prospectus or a short form prospectus shall be provided (collectively the “Disclosure Documents”) upon request by any person. When Manulife Financial has not filed a preliminary short form prospectus or is not in the course of a distribution, it shall provide copies of any of the foregoing Disclosure Documents subject to its right to require persons who are not security holders to pay a reasonable charge. The foregoing Disclosure Documents are accessible at the Company’s Web site, www.manulife.com or requests for such copies may be sent to the Investor Relations Department of Manulife Financial at 200 Bloor Street East, NT-7, Toronto, Canada M4W 1E5